     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 27, 2001
                                                REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------

                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------

                            PETROQUEST ENERGY, INC.
             (Exact name of registrant as specified in its charter)

                          DELAWARE                                                    72-1440714
              (State or other jurisdiction of                                      (I.R.S. Employer
               incorporation or organization)                                    Identification No.)

                     400 E. KALISTE SALOOM ROAD, SUITE 3000
                           LAFAYETTE, LOUISIANA 70508
                                 (337) 232-7028
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               CHARLES T. GOODSON
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                            PETROQUEST ENERGY, INC.
                     400 E. KALISTE SALOOM ROAD, SUITE 3000
                           LAFAYETTE, LOUISIANA 70508
                                 (337) 232-7028
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------

                                   Copies to:

      DANIEL G. FOURNERAT, ESQ.                ROBERT G. REEDY, ESQ.              L. RICHARDS MCMILLAN, II, ESQ.
       PETROQUEST ENERGY, INC.                PORTER & HEDGES, L.L.P.          JONES, WALKER, WAECHTER, POITEVENT,
400 E. KALISTE SALOOM ROAD, SUITE 3000       700 LOUISIANA, 35TH FLOOR               CARRERE & DENEGRE L.L.P.
      LAFAYETTE, LOUISIANA 70508                HOUSTON, TEXAS 77002                  201 ST. CHARLES AVENUE
      TELEPHONE: (337) 232-7028              TELEPHONE: (713) 226-0674             NEW ORLEANS, LOUISIANA 70170
       TELECOPY: (337) 232-0044               TELECOPY: (713) 226-0274              TELEPHONE: (504) 582-8188
                                                                                     TELECOPY: (504) 582-8012

                             ---------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date hereof.
    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                             ---------------------

                        CALCULATION OF REGISTRATION FEE

-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
                                                                   PROPOSED MAXIMUM     PROPOSED MAXIMUM
    TITLE OF EACH CLASS OF SECURITIES           AMOUNT TO BE      OFFERING PRICE PER   AGGREGATE OFFERING       AMOUNT OF
             TO BE REGISTERED                  REGISTERED(1)           SHARE(2)             PRICE(2)        REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.001 per share       6,095,000 shares          $6.805             $41,476,475           $10,370
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------

(1) Includes 795,000 shares which the underwriters have the option to purchase from the registrant to cover over-allotments, if any.

(2) Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, and based on the average of the high and low sales price per share of the common stock on The Nasdaq Stock Market on June 25, 2001.
                             ---------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                 [INSIDE FRONT COVER GRAPHICS AND TEXT TO COME]

The information in this Prospectus is not complete and may be changed. We may not sell these securities until the Registration Statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                   SUBJECT TO COMPLETION, DATED JUNE 27, 2001

PRELIMINARY PROSPECTUS

                                5,300,000 SHARES

                         [PETROQUEST ENERGY, INC. LOGO]

                                  COMMON STOCK

                             ---------------------

     We are offering shares of common stock in this offering.

     Our common stock is quoted on The Nasdaq Stock Market under the symbol
"PQUE." The last reported sale price of our common stock on          , 2001 was
$  .  per share.

     INVESTING IN OUR COMMON STOCK INVOLVES SIGNIFICANT RISKS THAT ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 8 OF THIS PROSPECTUS.

                             ---------------------

                                                              PER SHARE    TOTAL
                                                              ---------   --------
Public Offering Price.......................................  $           $
Underwriting Discount.......................................  $           $
Proceeds, before expenses, to PetroQuest Energy, Inc. ......  $           $

     The underwriters may also purchase up to an additional 795,000 shares at the public offering price from us, less the underwriting discount, within 30 days from the date of the prospectus to cover over-allotments.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     The shares of common stock will be ready for delivery in New York, New York
on or about             , 2001.

                         JOHNSON RICE & COMPANY, L.L.C.

               The date of this prospectus is             , 2001.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial data appearing elsewhere in this prospectus and the documents incorporated herein by reference. Unless otherwise indicated, the information in this prospectus assumes that the underwriters' over-allotment option will not be exercised. This offering involves a high degree of risk. Investors should carefully consider the information set forth under the heading "Risk Factors."

ABOUT PETROQUEST

     PetroQuest is a rapidly growing independent energy company engaged in the exploration, development, acquisition and production of oil and natural gas reserves in the Gulf Coast Basin, both onshore and in shallow waters offshore. Our executive officers and technical personnel average over 25 years of experience in the Gulf Coast Basin and have participated in the discovery or development of significant oil and natural gas reserves in this area. Our management team acquired its equity interest in PetroQuest in 1998 and, together with our directors, owns over 30% of our outstanding shares. As of December 31, 2000, we had proved reserves of 48.8 Bcfe, 62% of which was natural gas. We currently operate over 90% of our reserves, which enables us to better control the timing, selection and costs of our exploration and development activities.

     Between December 31, 1998 and December 31, 2000, we invested $42 million in development and exploratory drilling, and $12 million in property acquisitions. As a result of this capital spending program, we have generated significant growth in both reserves and production. The following summarizes our recent growth and highlights our financial and operational results:

     - Since December 31, 1998, our drilling success rate has been 81%.

     - Between December 31, 1998 and December 31, 2000, our net proved reserves increased 259% at a compound annual growth rate of 90%.

     - At December 31, 2000, our net proved reserves totaled 48.8 Bcfe with an SEC PV-10 discounted present value of $257 million and a standardized measure of discounted future net cash flows of $178 million.

     - In 1999 and 2000, our reserve replacement rate was in excess of 500% each year.

     - Our finding and development costs for the two-year period ended December 31, 2000 were approximately $1.25 per Mcfe.

     - Our annual net production for the year ended December 31, 2000 increased 219% over the year ended December 31, 1998, which represents a compound annual growth rate of 79%.

     - Our current daily net production is approximately 42,000 Mcfe per day, which is more than double the average daily net production in December 2000.

     - Beginning with the quarter ended September 30, 1999, we have delivered seven consecutive quarters of positive net income.

     - For the twelve-month period ended March 31, 2001, our EBITDA totaled $24 million, representing a 315% increase over EBITDA for the twelve-month period ended March 31, 2000.

     Our growth is primarily the result of the exploration and development of prospects generated by our technical personnel, which includes eight engineers and nine geoscientists. We currently have over 131,000 gross acres under lease onshore in Louisiana and Mississippi and 23 blocks in shallow waters in the Gulf of Mexico. We have assembled a large library of seismic data that includes more than 1,500 square miles of 3-D data and more than 400,000 linear miles of 2-D data in our area of focus. Our continual evaluation of and additions to this data have allowed us to assemble a large inventory of prospects that we plan to drill over the next two to three years. The following table summarizes our current inventory of identified development and exploration prospects and our planned drilling and completion expenditures for the eighteen-month period from June 30, 2001 to December 31, 2002:

                                                                        FOR THE PERIOD
                                                                       JUNE 30, 2001 TO
                                                                       DECEMBER 31, 2002
                                                                  ---------------------------
                                                     IDENTIFIED   BUDGETED   BUDGETED CAPITAL
                                                     PROSPECTS     WELLS       EXPENDITURES
                                                     ----------   --------   ----------------
                                                                              (IN MILLIONS)
Development wells..................................      18          12           $34.0
Exploratory wells..................................      41          24           $62.9
                                                         --          --           -----
          Total....................................      59          36           $96.9
                                                         ==          ==           =====

OUR STRATEGY

     Our business strategy is to build shareholder value by increasing per share reserves, production, cash flow and earnings at low finding and development costs through the exploration and development of properties located in the Gulf Coast Basin, either onshore or in shallow waters offshore. We plan to achieve this goal by continuing to:

     - Focus on the Gulf Coast Basin. We have assembled a large acreage position and 3-D seismic database in the Gulf Coast Basin because we believe this area represents one of the most attractive exploration and development regions in North America. We also believe our management and technical team's expertise and experience developed over the last 25 years will allow us to develop attractive reinvestment opportunities that will permit continuing growth.

     - Target under-exploited prolific fields that have low current production levels. Using a rigorous prospect selection process that enables us to leverage our experience and knowledge of the Gulf Coast Basin, we target properties with an established production history and existing infrastructure. These fields have often produced from only shallower sands and contain multiple productive horizons that were not targeted during their initial phase of development. By targeting properties with limited current production, our acquisition costs are typically only a small portion of the total capital we will employ over the life of the project.

     - Emphasize and apply technical expertise. By applying the latest 3-D and other geoscience technologies to under-exploited properties, we believe we can identify opportunities to significantly increase reserves and production from these properties.

     - Operate properties and balance risk. By operating our properties, we can better control the timing and execution of our exploration and development plans. We also balance the risk and reward potential of our prospects by determining our desired working interest and selling the remainder to industry partners on terms where they often agree to pay a disproportionate share of drilling costs relative to their interests. Our management team has developed many successful relationships with major, integrated and large independent producers. We believe these relationships allow us to allocate our capital spending in a way that maximizes return while reducing the inherent risk of exploration activities.

     - Maintain our financial flexibility. We seek to maintain unused borrowing capacity under our bank credit facility in order to take advantage of new opportunities.

     Our December 2000 acquisition of an interest in the Ship Shoal 72 Field is an example of the successful implementation of our strategy. The field, located in shallow waters offshore Louisiana, was discovered in 1948 by a major oil company and had cumulative production of 369 Bcfe at the time of our acquisition. It has produced from 28 horizons ranging in depth from 3,600 feet to 13,500 feet and covers 14,500 acres. The deep geopressured sands in this field have never been tested but are productive in an adjacent field. In addition, no exploration or development drilling activity had taken place using the latest 3-D seismic data at the time of our acquisition. When we acquired our initial interests in the field for approximately $7.5 million, it was not producing and had proved reserves of 10.5 Bcfe. We have drilled and completed four development wells at a cost of $12.5 million dollars resulting in current net production of over 21,000 Mcfe per day. We have identified numerous additional prospects in this field and plan to drill one exploratory and seven development wells by December 31, 2002. Proprietary reprocessed 3-D seismic data is expected to be delivered in the third quarter of 2001 which will further assist us in the evaluation of other developmental and exploration opportunities in this field.

PRINCIPAL PRODUCING PROPERTIES

     The following table provides information regarding net production from our principal producing properties for the first quarter of 2001 and reserves attributable to those properties at December 31, 2000.

                            NET PRODUCTION        PROVED RESERVES AT
                           FOR THE QUARTER         DECEMBER 31, 2000
                                ENDED         ---------------------------           PV-10 AT
                            MARCH 31, 2001    NATURAL                         DECEMBER 31, 2000(1)
                           ----------------     GAS       OIL      TOTAL    ------------------------
                           MCFE/D   PERCENT   (MMCF)    (MBBLS)   (MMCFE)       AMOUNT       PERCENT
                           ------   -------   -------   -------   -------   --------------   -------
                                                                            (IN THOUSANDS)
Turtle Bayou Field.......   8,596     38.2%    8,160      225.9    9,515       $ 72,580        28.3%
Ship Shoal 72 Field......     932      4.1     6,159      725.5   10,512         42,998        16.7
Valentine Field..........   3,069     13.6     6,313      288.6    8,045         42,111        16.4
Vermilion Block 376......   6,136     27.3     1,070    1,542.9   10,327         37,300        14.5
Eugene Island Block
  147....................      --       --     2,426      102.1    3,039         19,696         7.7
Other Properties.........   3,767     16.8     6,007      229.9    7,386         42,182        16.4
                           ------    -----    ------    -------   ------       --------       -----
          Total..........  22,500    100.0%   30,135    3,114.9   48,824       $256,867       100.0%

---------------

(1) In accordance with Securities and Exchange Commission requirements, the estimated discounted future net cash flows from proved reserves are calculated based on prices and costs as of the date of the estimate. The average prices for natural gas used in our estimates were $10.35, $2.48 and $2.27 per Mcf on December 31, 2000, 1999 and 1998, respectively, and the average prices used for oil in our estimates were $25.29, $25.21 and $9.84 per Bbl on December 31, 2000, 1999 and 1998, respectively. Prices have been unusually volatile in recent years, and that volatility can cause significant volatility in the estimated net present value of our reserves. You should not assume that the estimated future net cash flows or the estimated present values thereof referred to in this prospectus represent the current fair value of our estimated oil and natural gas reserves.

EXECUTIVE OFFICES

     Our executive offices are located at 400 E. Kaliste Saloom Road, Suite 3000, Lafayette, Louisiana 70508. Our telephone number is (337) 232-7028.

                                  THE OFFERING

Common stock offered................     5,300,000 shares

Common stock to be outstanding after
this offering(1)....................     37,644,157 shares

Use of proceeds.....................     To fund our specifically identified
                                         exploration and development activities
                                         and for other general corporate
                                         purposes. Pending such uses, we will
                                         reduce indebtedness under our bank
                                         credit facility. See "Use of Proceeds."

The Nasdaq Stock Market symbol......     PQUE
---------------

(1) Does not include (i) 1,863,900 shares issuable upon exercise of options outstanding under our employee stock option plan, of which 919,960 are currently exercisable at an average exercise price of $1.16 per share and
    (ii) 1,775,000 shares issuable upon exercise of outstanding warrants with an exercise price of $1.25 per share.

                             SUMMARY FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

     The summary financial data as of and for the three months ended March 31, 2001 and for the three months ended March 31, 2000 were derived from the unaudited consolidated financial statements contained in our quarterly reports on Form 10-Q. The results of operations for the three-month period ended March 31, 2001 are not necessarily indicative of results for the full year. The summary financial data presented below as of and for the years ended December 31, 2000, 1999 and 1998 were derived from our audited consolidated financial statements contained in our annual reports on Form 10-K. See the Financial Statements and the related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

                                                THREE MONTHS ENDED
                                                  MARCH 31, 2001       YEARS ENDED DECEMBER 31,
                                                ------------------   -----------------------------
                                                  2001      2000       2000      1999       1998
                                                --------   -------   --------   -------   --------
                                                   (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Oil and natural gas sales...................  $ 12,345   $ 3,099   $ 22,267   $ 8,516   $  3,263
  Interest and other income...................       208        52        294       170        265
                                                --------   -------   --------   -------   --------
          Total revenues......................    12,553     3,151     22,561     8,686      3,528
Costs and expenses:
  Lease operating expenses....................     1,248       603      2,831     2,638      1,349
  Production taxes............................       262       173        944       406        219
  Depreciation, depletion and amortization....     3,342     1,100      6,386     4,472      2,801
  Full cost ceiling write-down................        --        --         --        --     13,431
  General and administrative..................       661       646      3,248     1,625      1,779
  Revenue in dispute..........................        --        --         --      (145)        --
  Interest....................................       466        --         78        --        116
                                                --------   -------   --------   -------   --------
          Total costs and expenses............     5,979     2,522     13,487     8,996     19,695
                                                --------   -------   --------   -------   --------
Income (loss) from operations.................     6,574       629      9,074      (310)   (16,167)
Income tax expenses (benefit).................     2,433        --       (850)       --         73
                                                --------   -------   --------   -------   --------
Net income (loss).............................  $  4,141   $   629   $  9,924   $  (310)  $(16,240)
                                                ========   =======   ========   =======   ========
Net income (loss) per common share:
  Basic.......................................  $   0.14   $  0.03   $   0.37   $ (0.01)  $  (1.20)
                                                ========   =======   ========   =======   ========
  Diluted.....................................  $   0.13   $  0.02   $   0.35   $ (0.01)  $  (1.20)
                                                ========   =======   ========   =======   ========
Shares used in computing net income (loss) per
  common share:
  Basic.......................................    30,505    24,048     26,919    21,528     13,528
                                                ========   =======   ========   =======   ========
  Diluted.....................................    32,714    25,514     28,249    21,528     13,528
                                                ========   =======   ========   =======   ========
STATEMENT OF CASH FLOWS DATA:
Cash provided by operating activities.........  $ 13,443   $   553   $ 22,835   $ 4,401   $    878
Cash (used in) investing activities...........   (16,653)   (2,236)   (40,972)   (8,194)    (5,412)
Cash provided by financing activities.........        85       390     22,680     5,718      1,160
OTHER FINANCIAL DATA:
Capital expenditures(1).......................  $ 16,653   $ 2,236   $ 40,972   $10,062   $  3,612
EBITDA(2).....................................    10,382     1,729     15,538     4,162        181

                                                                   MARCH 31, 2001
                                                               ----------------------
                                                                ACTUAL    AS ADJUSTED
                                                               --------   -----------
                                                                    (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA(3):
Cash and cash equivalents...................................   $  4,424
Working capital.............................................    (12,406)
Total assets................................................     92,623
Long-term debt..............................................     14,195
Stockholders' equity........................................     46,044

---------------

(1) Represents cash investment in oil and gas properties.

(2) EBITDA is net income before interest expense, income tax expense, depreciation, depletion and amortization and other non-cash charges. EBITDA is presented because it is a widely accepted financial indication of a company's ability to service and incur debt. EBITDA should not be considered as an alternative to earnings (losses) as an indicator of our operating performance or as an alternative to cash flow as a measure of liquidity.

(3) Gives effect to the estimated net proceeds from the sale of 5,300,000 shares
    of common stock in this offering at an assumed offering price of $     .
    per share after deducting the estimated underwriting discounts and commissions and estimated offering expenses.

                       SUMMARY OPERATING AND RESERVE DATA

     The following table sets forth certain operating information with respect to our oil and natural gas operations for the three months ended March 31, 2001 and 2000, which were derived from the unaudited consolidated financial statements contained in our quarterly reports on Form 10-Q, and for the years ended December 31, 2000, 1999 and 1998, which were derived from our audited consolidated financial statements contained in our annual reports on Form 10-K:

                                                       THREE MONTHS
                                                           ENDED
                                                      MARCH 31, 2001    YEARS ENDED DECEMBER 31,
                                                      ---------------   ------------------------
                                                       2001     2000     2000     1999     1998
                                                      ------   ------   ------   ------   ------
                                                        (UNAUDITED)
PRODUCTION:
Oil (MBbls).........................................     139       34      161      105       84
Gas (MMcf)..........................................   1,190      831    3,984    2,831    1,049
          Total production (MMcfe)..................   2,024    1,035    4,950    3,461    1,553
AVERAGE SALES PRICE:
Oil (per Bbl).......................................  $28.00   $27.44   $29.94   $18.45   $12.79
Gas (per Mcf).......................................    7.10     2.60     4.38     2.33     2.07
          Total production (per Mcfe)...............    6.10     2.99     4.50     2.46     2.09
AVERAGE COSTS (PER MCFE):
Lease operating expenses (excluding production
  taxes)............................................  $ 0.62   $ 0.58   $ 0.57   $ 0.76   $ 0.87
Production taxes....................................    0.13     0.17     0.19     0.12     0.14
Depreciation, depletion and amortization............    1.65     1.06     1.29     1.29     1.81
General and administrative expense..................    0.33     0.62     0.66     0.47     1.15

     The following table sets forth certain information about our estimated proved reserves as of December 31, 2000, 1999 and 1998:

                                                              YEARS ENDED DECEMBER 31,
                                                              -------------------------
                                                               2000      1999     1998
                                                              -------   ------   ------
ESTIMATED NET PROVED RESERVES:
Oil (MBbls).................................................    3,115    2,194      504
Gas (MMcf)..................................................   30,135   15,128   10,561
Gas equivalent (MMcfe)......................................   48,825   28,292   13,585
Estimated future net cash flows before income taxes.........  324,983   59,056   14,750
Standardized measure of discounted future net cash
  flows(1)..................................................  178,323   43,069   11,676
OTHER RESERVE DATA:
Finding cost($/Mcfe)........................................     1.61     0.71     2.35
Reserve Life (years)........................................      9.9      8.1      8.9

---------------

(1) In accordance with Securities and Exchange Commission requirements, the estimated discounted future net cash flows from proved reserves are calculated based on prices and costs as of the date of the estimate. The average prices for natural gas used in our estimates were $10.35, $2.48 and $2.27 per Mcf on December 31, 2000, 1999 and 1998, respectively, and the average prices used for oil in our estimates were $25.29, $25.21 and $9.84 per Bbl on December 31, 2000, 1999 and 1998, respectively. Prices have been unusually volatile in recent years, and that volatility can cause significant volatility in the estimated net present value of our reserves. Accordingly, you should not assume that the estimated future net cash flows or the estimated present values thereof referred to in this prospectus represent the current fair value of our estimated oil and natural gas reserves.

     Our independent reserve engineers, Ryder Scott Company, prepared the estimates of proved reserves as of December 31, 2000, 1999 and 1998. Estimated reserves were prepared in accordance with Securities and Exchange Commission regulations regarding disclosure of oil and natural gas reserve information. We have not filed any reports with other federal agencies that contain an estimate of total proved net oil and natural gas reserves.

                                  RISK FACTORS

     This offering involves a high degree of risk. You should consider carefully the risks and uncertainties described below and the other information in this prospectus, including our financial statements and related notes, before deciding to invest in our common stock. If any of the following risks or uncertainties actually occurs, our business, financial condition and operating results would likely suffer. In that event, the market price of our common stock could decline and you could lose all or part of the money you paid to buy our common stock.

RISKS RELATED TO OUR BUSINESS, INDUSTRY AND STRATEGY

  Our future success depends upon our ability to find, develop and acquire additional oil and natural gas reserves that are economically recoverable.

     As is generally the case in the Gulf Coast Basin, many of our producing properties are characterized by a high initial production rate, followed by a steep decline in production. As a result, we must locate and develop or acquire new oil and natural gas reserves to replace those being depleted by production. We must do this even during periods of low oil and natural gas prices when it is difficult to raise the capital necessary to finance our exploration, development and acquisition activities. Without successful exploration, development or acquisition activities, our reserves and revenues will decline rapidly. We may not be able to find and develop or acquire additional reserves at an acceptable cost or have access to necessary financing for these activities.

  We may not be able to maintain our historical rates of growth.

     We may not be able to maintain the rate of growth in our reserves, production and financial results that we have achieved since our management team acquired its equity interest in PetroQuest. Our growth rates have to a certain extent been unusually high because PetroQuest was a very small company, with total reserves of approximately 14 Bcfe as of December 31, 1998. As a result, as we continue to grow, our growth rates may be lower than those achieved in our recent history.

 Oil and natural gas prices are volatile, and a substantial and extended decline in the prices of oil and natural gas would likely have a material adverse effect on us.

     Our revenues, profitability and future growth, and the carrying value of our oil and natural gas properties, depend to a large degree on prevailing oil and natural gas prices. Our ability to maintain or increase our borrowing capacity and to obtain additional capital on attractive terms also substantially depend upon oil and natural gas prices. Prices for oil and natural gas are subject to large fluctuations in response to a variety of other factors beyond our control. These factors include:

     - relatively minor changes in the supply of and the demand for oil and natural gas;

     - market uncertainty;

     - the level of consumer product demand;

     - weather conditions in the United States;

     - the condition of the United States economy;

     - the action of the Organization of Petroleum Exporting Countries;

     - domestic and foreign governmental regulation, including price controls adopted by the Federal Energy Regulatory Commission;

     - political instability in the Middle East and elsewhere;

     - the foreign supply of oil and natural gas;

     - the price of foreign imports; and

     - the availability of alternate fuel sources.

     At various times, excess domestic and imported supplies have depressed oil and natural gas prices. We cannot predict future oil and natural gas prices and prices may decline. Declines in oil and natural gas prices may adversely affect our financial condition, liquidity and results of operations. Lower prices may also reduce the amount of oil and natural gas that we can produce economically and require us to record ceiling test write-downs when prices decline. Substantially all of our oil and natural gas sales are made in the spot market or pursuant to contracts based on spot market prices. Our sales are not made pursuant to long-term fixed price contracts.

     To attempt to reduce our price risk, we periodically enter into hedging transactions with respect to a portion of our expected future production. We cannot assure you that such transactions will reduce the risk or minimize the effect of any decline in oil or natural gas prices. Any substantial or extended decline in the prices of or demand for oil or natural gas would have a material adverse effect on our financial condition and results of operations.

 You should not place undue reliance on reserve information because reserve information represents estimates.

     This prospectus contains estimates of oil and natural gas reserves, and the future net cash flows attributable to those reserves, prepared by Ryder Scott Company, our independent petroleum and geological engineers. There are numerous uncertainties inherent in estimating quantities of proved reserves and cash flows from such reserves, including factors beyond our control and the control of Ryder Scott. Reserve engineering is a subjective process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact manner. The accuracy of an estimate of quantities of reserves, or of cash flows attributable to these reserves, is a function of:

     - the available data;

     - assumptions regarding future oil and natural gas prices;

     - estimated expenditures for future development and exploitation activities; and

     - engineering and geological interpretation and judgment.

     Reserves and future cash flows may also be subject to material downward or upward revisions based upon production history, development and exploitation activities and oil and natural gas prices. Actual future production, revenue, taxes, development expenditures, operating expenses, quantities of recoverable reserves and the value of cash flows from those reserves may vary significantly from the assumptions and estimates in this prospectus. In addition, reserve engineers may make different estimates of reserves and cash flows based on the same available data. In calculating reserves on a Mcfe basis, oil was converted to natural gas equivalent at the ratio of six Mcf of natural gas to one Bbl of oil. While this ratio approximates the energy equivalency of natural gas to oil on a Btu basis, it may not represent the relative prices received by us from the sale of our oil and natural gas production.

     At December 31, 2000, approximately 33% of our estimated proved reserves were undeveloped. Estimates of undeveloped reserves, by their nature, are less certain. Recovery of undeveloped reserves requires significant capital expenditures and successful drilling operations. The reserve data assumes that we will make significant capital expenditures to develop our reserves. Although we have prepared estimates of our oil and natural gas reserves and the costs associated with these reserves in accordance with industry standards, we cannot assure you that the estimated costs are accurate, that development will occur as scheduled or that the actual results will be as estimated.

     You should not assume that the present value of future net revenues referred to in this prospectus and the information incorporated by reference is the current market value of our estimated oil and natural gas reserves. In accordance with Securities and Exchange Commission requirements, the estimated discounted future net cash flows from proved reserves are generally based on prices and costs as of the date of the estimate. Actual future prices and costs may be materially higher or lower than the prices and costs as of the date of the estimate. Any changes in consumption by natural gas purchasers or in governmental regulations or taxation may also affect actual future net cash flows. The timing of both the production and the expenses from the development and production of oil and natural gas properties will affect the timing of actual future net cash flows from proved reserves and their present value. In addition, the 10% discount factor, which is required by the Securities and Exchange Commission to be used in calculating discounted future net cash flows for reporting purposes, is not necessarily the most accurate discount factor. The effective interest rate at various times and the risks associated with our operations or the oil and natural gas industry in general will affect the accuracy of the 10% discount factor.

 Lower oil and natural gas prices may cause us to record ceiling test write-downs.

     We use the full cost method of accounting to account for our oil and natural gas operations. Accordingly, we capitalize the cost to acquire, explore for and develop oil and natural gas properties. Under full cost accounting rules, the net capitalized costs of oil and natural gas properties may not exceed a "ceiling limit" which is based upon the present value of estimated future net cash flows from proved reserves, discounted at 10%, plus the lower of cost or fair market value of unproved properties. If net capitalized costs of oil and natural gas properties exceed the ceiling limit, we must charge the amount of the excess to earnings. This is called a "ceiling test write-down." This charge does not impact cash flow from operating activities, but does reduce our stockholders' equity. The risk that we will be required to write down the carrying value of oil and natural gas properties increases when oil and natural gas prices are low or volatile. In addition, write-downs may occur if we experience substantial downward adjustments to our estimated proved reserves.

  Factors beyond our control affect our ability to market oil and natural gas.

     The availability of markets and the volatility of product prices are beyond our control and represent a significant risk. The marketability of our production depends upon the availability and capacity of natural gas gathering systems, pipelines and processing facilities. The unavailability or lack of capacity of these systems and facilities could result in the shut-in of producing wells or the delay or discontinuance of development plans for properties. Our ability to market oil and natural gas also depends on other factors beyond our control. These factors include:

     - the level of domestic production and imports of oil and natural gas;

     - the proximity of natural gas production to natural gas pipelines;

     - the availability of pipeline capacity;

     - the demand for oil and natural gas by utilities and other end users;

     - the availability of alternate fuel sources;

     - the effect of inclement weather;

     - state and federal regulation of oil and natural gas marketing; and

     - federal regulation of natural gas sold or transported in interstate commerce.

     If these factors were to change dramatically, our ability to market oil and natural gas or obtain favorable prices for our oil and natural gas could be adversely affected.

  We face strong competition from larger oil and natural gas companies that may negatively affect our ability to carry on operations.

     We operate in the highly competitive areas of oil and natural gas exploration, development and production. Factors that affect our ability to compete successfully in the marketplace include:

     - the availability of funds and information relating to a property;

     - the standards established by us for the minimum projected return on investment; and

     - the intermediate transportation of natural gas.

     Our competitors include major integrated oil companies, substantial independent energy companies, affiliates of major interstate and intrastate pipelines and national and local natural gas gatherers, many of which possess greater financial and other resources than we do.

RISKS RELATING TO FINANCING OUR BUSINESS

  We may not be able to obtain adequate financing to execute our operating strategy.

     We have historically addressed our long-term liquidity needs through the use of credit facilities, the issuance of equity securities and the use of cash provided by operating activities. We continue to examine the following alternative sources of long-term capital:

     - borrowings from banks or other lenders;

     - the issuance of debt securities;

     - the sale of common stock, preferred stock or other equity securities;

     - joint venture financing; and

     - production payments.

     The availability of these sources of capital will depend upon a number of factors, some of which are beyond our control. These factors include general economic and financial market conditions, oil and natural gas prices and our market value and operating performance. We may be unable to execute our operating strategy if we cannot obtain capital from these sources.

  We may not be able to fund our planned capital expenditures.

     We spend and will continue to spend a substantial amount of capital for the development, exploration, acquisition and production of oil and natural gas reserves. Our direct capital expenditures, which excludes capitalized interest and general and administrative expenses, were $38.5 million during 2000, $11.1 million during 1999 and $3.6 million during 1998. We estimate that our direct capital expenditures for 2001 will be approximately $78 million, including our actual costs of $28.2 million through May 31, 2001. If low oil and natural gas prices, operating difficulties or other factors, many of which are beyond our control, cause our revenues or cash flows from operations to decrease, we may be limited in our ability to spend the capital necessary to complete our drilling program. We may be forced to raise additional debt or equity proceeds to fund such expenditures. We cannot assure you that additional debt or equity financing or cash generated by operations will be available to meet these requirements.

  Leverage may materially affect our operations.

     As of May 31, 2001, our long-term debt was $25.6 million, and we had $8.4 million of additional available borrowing capacity under our bank credit facility. The borrowing base limitation on our bank credit facility is presently $36 million and is periodically redetermined. Upon a redetermination, we could be forced to repay a portion of our bank debt. We may not have sufficient funds to make such repayments.

     Our level of debt affects our operations in several important ways, including the following:

     - a portion of our cash flow from operations is used to pay interest on borrowings;

     - the covenants contained in the agreements governing our debt limit our ability to borrow additional funds or to dispose of assets;

     - the covenants contained in the agreements governing our debt may affect our flexibility in planning for, and reacting to, changes in business conditions;

     - a high level of debt may impair our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate or other purposes;

     - our leveraged financial position may make us more vulnerable to economic downturns and may limit our ability to withstand competitive pressures;

     - any debt that we incur under our credit facilities will be at variable rates, which could make us vulnerable to increases in interest rates; and

     - a high level of debt will affect our flexibility in planning for or reacting to changes in market conditions.

     In addition, we may significantly alter our capitalization in order to make future acquisitions or develop our properties. These changes in capitalization may significantly increase our level of debt. A higher level of debt increases the risk that we may default on our debt obligations. Our ability to meet our debt obligations and to reduce our level of debt depends on our future performance. General economic conditions and financial, business and other factors affect our operations and our future performance. Many of these factors are beyond our control.

     If we are unable to repay our debt at maturity out of cash on hand, we could attempt to refinance such debt, or repay such debt with the proceeds of an equity offering. We cannot assure you that we will be able to generate sufficient cash flow to pay the interest on our debt or that future borrowings or equity financing will be available to pay or refinance such debt. The terms of our bank credit facility may also prohibit us from taking such actions. Factors that will affect our ability to raise cash through an offering of our capital stock or a refinancing of our debt include financial market conditions and our market value and operating performance at the time of such offering or other financing. We cannot assure you that any such offering or refinancing can be successfully completed.

RISKS RELATING TO OUR ONGOING OPERATIONS

 The loss of key personnel could adversely affect our ability to operate.

     Our operations are dependent upon a relatively small group of key management and technical personnel. We cannot assure you that such individuals will remain with us for the immediate or foreseeable future. The unexpected loss of the services of one or more of these individuals could have a detrimental effect on our operations.

 Operating hazards may adversely affect our ability to conduct business.

     Our operations are subject to risks inherent in the oil and natural gas industry, such as:

     - unexpected drilling conditions including blowouts, cratering and explosions;

     - uncontrollable flows of oil, natural gas or well fluids;

     - equipment failures, fires or accidents;

     - pollution and other environmental risks; and

     - shortages in experienced labor or shortages or delays in the delivery of equipment.

These risks could result in substantial losses to us from injury and loss of life, damage to and destruction of property and equipment, pollution and other environmental damage and suspension of operations. Our offshore operations are also subject to a variety of operating risks peculiar to the marine environment, such as hurricanes or other adverse weather conditions and more extensive governmental regulation. These regulations may, in certain circumstances, impose strict liability for pollution damage or result in the interruption or termination of operations.

 Losses and liabilities from uninsured or underinsured drilling and operating activities could have a material adverse effect on our financial condition and operations.

     We maintain several types of insurance to cover our operations, including maritime employer's liability and comprehensive general liability. Amounts over base coverages are provided by primary and excess umbrella liability policies with maximum limits of $50 million. We also maintain operator's extra expense coverage, which covers the control of drilled or producing wells as well as redrilling expenses and pollution coverage for wells out of control.

     We may not be able to maintain adequate insurance in the future at rates we consider reasonable, or we could experience losses that are not insured or that exceed the maximum limits under our insurance policies. If a significant event that is not fully insured or indemnified occurs, it could materially and adversely affect our financial condition and results of operations.

 Compliance with environmental and other government regulations is costly and could negatively impact production.

     Our operations are subject to numerous laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. These laws and regulations may:

     - require the acquisition of permits before drilling commences;

     - restrict the types, quantities and concentration of various substances that can be released into the environment from drilling and production activities;

     - limit or prohibit drilling activities on certain lands lying within wilderness, wetlands and other protected areas;

     - require remedial measures to mitigate pollution from former operations, such as plugging abandoned wells; and

     - impose substantial liabilities for pollution resulting from our operations.

     The recent trend toward stricter standards in environmental legislation and regulation is likely to continue. The enactment of stricter legislation or the adoption of stricter regulations could have a significant impact on our operating costs, as well as on the oil and natural gas industry in general.

     Our operations could result in liability for personal injuries, property damage, oil spills, discharge of hazardous materials, remediation and clean-up costs and other environmental damages. We could also be liable for environmental damages caused by previous property owners. As a result, substantial liabilities to third parties or governmental entities may be incurred which could have a material adverse effect on our financial condition and results of operations. We maintain insurance coverage for our operations, including limited coverage for sudden and accidental environmental damages, but we do not believe that insurance coverage for environmental damages that occur over time or complete coverage for sudden and accidental environmental damages is available at a reasonable cost. Accordingly, we may be subject to liability or may lose the ability to continue exploration or production activities upon substantial portions of our properties if certain environmental damages occur.

     The Oil Pollution Act of 1990 imposes a variety of regulations on "responsible parties" related to the prevention of oil spills. The implementation of new, or the modification of existing, environmental laws or regulations, including regulations promulgated pursuant to the Oil Pollution Act, could have a material adverse impact on us.

 Ownership of working interests in certain of our properties by certain of our officers and directors may create conflicts of interest.

     Certain of our executive officers and directors, and their respective affiliates, are working interest owners in our Turtle Bayou Field. These interests were acquired by these officers and directors and their respective affiliates prior to the acquisition of their equity interests in PetroQuest in 1998. In their capacity as working interest owners, they are required to pay their proportionate share of all costs and are entitled to receive their proportionate share of revenues in the normal course of business. A conflict of interest may exist between us and such officers and directors with respect to the drilling of additional wells or other development operations with respect to this property.

RISKS RELATING TO OUR COMMON STOCK OUTSTANDING

 Our management controls a significant percentage of our outstanding common stock and their interests may conflict with those of our stockholders.

     Our directors and executive officers and their affiliates beneficially own about 30.6% of our outstanding common stock at June 15, 2001. If these persons were to act in concert, they would, as a practical matter, be able to effectively control our affairs. This concentration of ownership could also have the effect of delaying or preventing a change in control of or otherwise discouraging a potential acquiror from attempting to obtain control of us. This could have a material adverse effect on the market price of our common stock or prevent our stockholders from realizing a premium over the then prevailing market prices for their shares of our common stock.

 Our stock price could be volatile, which could cause you to lose part or all of your investment.

     The stock market has from time to time experienced significant price and volume fluctuations that may be unrelated to the operating performance of particular companies. In particular, the market price of our common stock, like that of the securities of other energy companies, has been and may be highly volatile. Factors such as announcements concerning changes in prices of oil and natural gas, the success of our exploration and development drilling program, the availability of capital, and economic and other external factors, as well as period-to-period fluctuations and financial results, may have a significant effect on the market price of our common stock.

     From time to time, there has been limited trading volume in our common stock. In addition, there can be no assurance that there will continue to be a trading market or that any securities research analysts will continue to provide research coverage with respect to our common stock. It is possible that such factors will adversely affect the market for our common stock.

 Provisions in our corporate documents could delay or prevent a change in control of our company, even if that change would be beneficial to our stockholders.

     Certain provisions of our certificate of incorporation and bylaws may delay, discourage, prevent or render more difficult an attempt to obtain control of our company, whether through a tender offer, business combination, proxy contest or otherwise. These provisions include:

     - the charter authorization of "blank check" preferred stock;

     - provisions that directors may be removed only for cause, and then only on approval of holders of a majority of the outstanding voting stock; and

     - a restriction on the ability of stockholders to take actions by written consent.

              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical fact included in and incorporated by reference into this prospectus are forward-looking statements. These forward-looking statements include, without limitation, statements regarding our estimate of the sufficiency of our existing capital resources and our ability to raise additional capital to fund cash requirements for future operations, and regarding the uncertainties involved in estimating quantities of proved oil and natural gas reserves and in projecting future rates of production and timing of development expenditures. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot assure you that such expectations reflected in these forward-looking statements will prove to have been correct.

     When used in this prospectus, the words "expect," "anticipate," "intend," "plan," "believe," "seek," "estimate" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Because these forward-looking statements involve risks and uncertainties, actual results could differ materially from those expressed or implied by these forward-looking statements for a number of important reasons, including those discussed under "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this prospectus.

     You should read these statements carefully because they discuss our expectations about our future performance, contain projections of our future operating results or our future financial condition, or state other "forward-looking" information. Before you invest in our common stock, you should be aware that the occurrence of any of the events described in these risk factors and elsewhere in this prospectus could substantially harm our business, results of operations and financial condition and that upon the occurrence of any of these events, the trading price of our common stock could decline, and you could lose all or part of your investment.

     We cannot guarantee any future results, levels of activity, performance or achievements. Except as required by law, we undertake no obligation to update any of the forward-looking statements in this prospectus after the date of this prospectus.

                                USE OF PROCEEDS

     We estimate that we will receive net proceeds of approximately $ . million from the sale of 5,300,000 shares of our common stock in this offering ($ . million if the underwriters' over-allotment option is exercised in full) after deduction of the underwriting discounts and estimated offering expenses payable by us.

     We intend to use the net proceeds from this offering to fund our specifically identified exploration and development activities and for other general corporate purposes. Pending such uses, we will reduce indebtedness under our bank credit facility.

     At May 31, 2001, we had $17.5 million of borrowings under our bank credit facility and a $2.6 million letter of credit issued pursuant to this facility. Outstanding balances on the bank credit facility bear interest at either the prime rate or the Eurodollar rate plus a margin (based on a sliding scale of 1.375% to 2.125% depending on borrowing base usage). The bank credit facility matures on June 30, 2004.

                                 CAPITALIZATION

     The following table sets forth our capitalization at March 31, 2001 on an actual basis, and as adjusted to reflect the application of our net proceeds from the offering as described in this prospectus.

                                                                  MARCH 31, 2001
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
                                                                  (IN THOUSANDS)
Cash and cash equivalents...................................  $  4,424       $
Long-term debt..............................................    14,195
Stockholders' equity........................................
Preferred Stock, par value $.001 per share, 5,000,000 shares
  authorized; none outstanding..............................        --        --
Common Stock, par value $.001 per share, 75,000,000 shares
  authorized; 30,619,656 shares outstanding;
  shares outstanding, as adjusted(1)........................        31
Additional paid-in capital..................................    62,710
Other comprehensive income..................................        25
Accumulated deficit.........................................   (16,722)
          Total stockholders' equity........................    46,044
          Total capitalization..............................  $ 64,663       $
                                                              ========       ===

---------------

(1) This information is as of March 31, 2001 and does not include:

     - 1,863,900 shares issuable upon exercise of options outstanding under our employee stock option plan, of which 919,960 are currently exercisable at an average exercise price of $1.16 per share;

     - 1,775,000 shares issuable upon exercise of outstanding warrants with an exercise price of $1.25 per share; and

     - 1,667,001 shares of common stock issued on May 3, 2001 on the vesting of contingent stock rights.

                          PRICE RANGE OF COMMON STOCK

     Our common stock trades on The Nasdaq Stock Market under the symbol "PQUE." The following table lists high and low sales prices per share for the periods indicated as reported by The Nasdaq Stock Market:

                                                                 THE NASDAQ
                                                                STOCK MARKET
                                                              -----------------
                                                              HIGH($)    LOW($)
                                                              -------    ------
1999
  1st Quarter...............................................   1.06       0.63
  2nd Quarter...............................................   1.19       0.38
  3rd Quarter...............................................   1.75       0.78
  4th Quarter...............................................   1.97       1.28
2000
  1st Quarter...............................................   2.25       1.38
  2nd Quarter...............................................   3.00       1.38
  3rd Quarter...............................................   4.38       2.13
  4th Quarter...............................................   4.94       2.81
2001
  1st Quarter...............................................   5.63       3.69
  2nd Quarter (through June 15, 2001).......................   8.99       4.00

On          , 2001, the last reported sales price of our common stock on The
Nasdaq Stock Market was $  .  per share. As of        , 2001, we had
approximately           common stockholders of record.

                                DIVIDEND POLICY

     We have not paid dividends on our common stock and intend to retain our cash flow from operations for the future operation and development of our business. In addition, our bank credit facility prohibits the declaration or payment of any dividends or distributions in excess of 50% of consolidated net income during the most recent fiscal quarter without the prior written consent of the banks.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

GENERAL

     PetroQuest is a rapidly growing independent energy company engaged in the exploration, development, acquisition and production of oil and natural gas reserves in the Gulf Coast Basin, both onshore and in shallow waters offshore. Our executive officers and technical personnel average over 25 years of experience in the Gulf Coast Basin and have participated in the discovery or development of significant oil and natural gas reserves in this area. Our management team acquired its equity interest in PetroQuest in 1998 and, together with our directors, owns over 30% of our outstanding shares. As of December 31, 2000, we had proved reserves of 48.8 Bcfe, 62% of which was natural gas. We currently operate over 90% of our reserves, which enables us to better control the timing, selection and costs of our exploration and development activities.

RESULTS OF OPERATIONS

     The following table sets forth certain operating information with respect to our oil and natural gas operations for the three months ended March 31, 2001 and 2000 and for the years ended December 31, 2000, 1999 and 1998:

                                            THREE MONTHS
                                           ENDED MARCH 31,    YEAR ENDED DECEMBER 31,
                                           ---------------   -------------------------
                                            2001     2000     2000      1999     1998
                                           ------   ------   -------   ------   ------
                                             (UNAUDITED)
Production:
  Oil (MBbls)............................     139       34       161      105       84
  Gas (MMcf).............................   1,190      831     3,984    2,831    1,049
          Total Production (MMcfe).......   2,024    1,035     4,950    3,461    1,553
Revenues (in thousands):
  Total oil sales........................  $3,895   $  939   $ 4,809   $1,933   $1,070
  Total gas sales........................   8,450    2,160    17,457    6,583    2,174
Average sales prices:
  Oil (per Bbl)..........................  $28.00   $27.44   $ 29.94   $18.45   $12.79
  Gas (per Mcf)..........................    7.10     2.60      4.38     2.33     2.07
  Per Mcfe...............................    6.10     2.99      4.50     2.46     2.09

COMPARISON OF RESULTS OF OPERATIONS FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2001 AND 2000

     Net income totaled $4,141,000 and $629,000 for the quarters ended March 31, 2001 and 2000, respectively. The positive results are attributable to the following components:

  Production

     Oil produced in 2001 increased 306% over the first quarter ended March 31, 2000. Natural gas produced in 2001 increased 43% over the first quarter ended March 31, 2000. On a Mcfe basis, production for the first quarter ended March 31, 2001 increased 95% over the same period in 2000. The increase in 2001 production volumes, as compared to 2000, was due primarily to two new onshore wells and four new offshore wells that were not producing in 2000.

  Prices

     Average oil prices per Bbl for the first quarter ended March 31, 2001 were $28.00 as compared to $27.44 for the same period in 2000. Average natural gas per Mcf prices were $7.10 for the first quarter ended March 31, 2001, as compared to $2.60 for the same period in 2000. Stated on a Mcfe basis, unit prices received during the first quarter of 2001 were 104% higher than the prices received during the comparable 2000 period.

  Revenue

     Oil and natural gas sales during the first quarter of 2001 increased 298% to $12,345,000, as compared to first quarter 2000 revenues of $3,099,000. The strong rise in product prices coupled with the growth in production volumes resulted in significant increases in revenue.

  Expenses

     Lease operating expenses for the first quarter of 2001 increased to $1,248,000 from $603,000 during the first quarter of 2000. The increase for the three months ended March 31, 2001 as compared to the same period in 2000 is primarily due to the 95% increase in production on a Mcfe basis. On a Mcfe basis, lease operating expenses for the first quarter increased from $0.58 per Mcfe in 2000 to $0.62 in 2001. This increase is due to initial high operating costs per Mcfe at the recently acquired Ship Shoal 72 Field.

     General and administrative expenses during the first quarter of 2001 totaled $661,000 as compared to expenses of $646,000 during the 2000 quarter, net of amounts capitalized of $622,000 and $551,000, respectively. The increase in general and administrative expenses is primarily due to a 77% increase in staffing levels related to the generation of prospects, exploration for oil and natural gas reserves and operation of properties.

     Depreciation, depletion and amortization expense for the three months ended March 31, 2001 increased 204% from the 2000 period. The rise in DD&A is primarily due to increased production from bringing new wells on-line since the first quarter of 2000. On a Mcfe basis, which reflects the changes in production, the DD&A rate for the quarter of 2001 was $1.65 per Mcfe compared to $1.06 per Mcfe for the same period in 2000. The increase for the first three months of 2001 as compared to the same period for 2000 is due primarily to the significant capital and future development costs related to our offshore projects.

     Interest expense, net of amounts capitalized, increased $466,000 during the first quarter 2001 as compared to first quarter 2000. The increase is the result of an increase in debt levels at the end of 2000 and into 2001 resulting from property acquisitions and a higher capital budget, which has been partially funded by borrowings. We capitalized $300,000 and $97,000 of interest during the three months ended March 31, 2001 and 2000, respectively.

     Income tax expense of $2,433,000 was recognized during the first quarter of 2001 as compared to no provision being recorded in the first quarter of 2000. The increase is the result of fully reversing the valuation allowance on the deferred tax asset during 2000. We provide for income taxes at a statutory rate of 37%.

COMPARISON OF RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999.

     The net income for the year ended December 31, 2000 was $9,924,000 as compared to a net loss of $310,000 for the same period ended 1999. The positive results are due to the following components:

  Production

     Oil production in 2000 increased 53% over the year ended December 31, 1999. Natural gas production in 2000 increased 41% over the year ended December 31, 1999. On an Mcfe basis, production for the year ended December 31, 2000 increased 43% over the same period in 1999. The increase in 2000 production volumes, as compared to 1999, was primarily due to three new wells that were not producing in 1999. CL&F #14 and CL&F #15 at Turtle Bayou Field and Valentine Sugars #1 came on-line during December 1999, May 2000, and August 2000, respectively.

  Prices

     We realized average oil and natural gas prices of $29.94 and $4.38, respectively, for the year ended December 31, 2000, as compared to $18.45 and $2.33 for the same period ended 1999. This represents price increases of 62% for oil, 88% for natural gas and 83% on an Mcfe basis.

  Oil and Natural Gas Revenues

     Oil and natural gas sales increased from $8,516,000 to $22,267,000 in 2000 or an increase of 162%. This increase is the result of both increases in production volumes and higher product prices for both oil and natural gas.

  Lease Operating Expenses

     Lease operating expenses increased 7% from $2,638,000 to $2,831,000. This resulted from the additional wells discussed above as well as high initial costs of three new wells drilled in the fourth quarter of 2000. On an Mcfe basis, operating expenses for the year decreased from $.76 in 1999 to $.57 in 2000 as a result of increased production.

  Depreciation, Depletion and Amortization

     Depreciation, depletion and amortization increased 43% from $4,472,000 to $6,386,000. This is due to the increased production for the year and capital additions to property. On a Mcfe basis, which reflects changes in production, the DD&A rate for 2000 and 1999 was $1.29 per Mcfe.

  General and Administrative Expenses

     Expensed general and administrative costs increased from $1,625,000 in 1999 to $3,248,000 in 2000. In 2000 and 1999, $2,084,000 and $1,361,000 of general and administrative costs were capitalized as related directly to the acquisition, exploration and development efforts of our resources. Total general and administrative costs increased in 2000 due to an increase of 79% in staffing levels related to the generation of prospects, exploration for oil and natural gas reserves and operation of properties.

  Interest Expense

     Interest expense increased from $0 in 1999 to $78,000 in 2000, net of amounts capitalized, as a result of interest incurred on producing properties. We capitalized interest of $434,000 in 1999, as compared to $439,169 in 2000.

COMPARISON OF THE RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

     The net loss for the year ended December 31, 1999 was $310,000 as compared to a net loss of $16,240,000 for the same period ended 1998. The results are due to the following components:

  Production

     Oil produced in 1999 increased 25% over the year ended December 31, 1998. Natural gas production in 1999 increased 170% over the year ended December 31, 1998. On an Mcfe basis, production for the year ended December 31, 1999 increased 123% over the same period in 1998. The increase in 1999 production volumes, as compared to 1998, was primarily due to three new producing wells and properties added in September 1998.

  Prices

     We realized average oil and natural gas prices of $18.45 and $2.33, respectively, for the year ended December 31, 1999, as compared to $12.79 and $2.07 for the same period ended 1998. This represents price increases of 44% for oil, 13% for natural gas and 18% on an Mcfe basis.

  Oil and Natural Gas Revenues

     Oil and natural gas revenues increased from $3,263,000 in 1998 to $8,516,000 in 1999, or an increase of 161%. This increase is the result of both increases in production volumes and higher product prices for both oil and natural gas. Production volumes increased primarily due to three new discoveries beginning production. Also, the American properties were added in September 1998. Product prices increased 18% on an Mcfe basis from 1998 to 1999, reflecting higher product prices for both oil and natural gas.

  Lease Operating Expenses

     Lease operating expenses increased 96% from $1,349,000 to $2,638,000. This resulted from the additional discoveries discussed above. On an Mcfe basis, operating expenses for the year decreased from $.87 in 1998 to $.76 in 1999.

  Depreciation, Depletion and Amortization

     Depreciation, depletion and amortization increased 58% from $2,801,000 to $4,472,000. This is due to the increased production for the year and additions to property costs for the American properties and new discoveries. On an Mcfe basis, which reflects changes in production, the DD&A rate for 1999 was $1.29 per Mcfe compared to $1.81 for 1998.

  Full Cost Ceiling Write-Down

     The full cost ceiling write-down in 1998 of $13,431,000 was primarily attributable to cost in excess of net book value recorded in the 1998 merger with American and significant declines in oil and natural gas prices at year-end 1998.

  General and Administrative Expenses

     Expensed general and administrative costs decreased from $1,779,000 in 1998 to $1,625,000 in 1999. In 1999 and 1998, $1,361,000 and $438,000, respectively of general and administrative costs were capitalized as related directly to the acquisition, exploration and development effort. Total general and administrative costs increased in 1999 due to additional staffing levels related to the generation of prospects, exploration for oil and natural gas reserves and operation of properties.

  Interest Expense

     Interest expense decreased because we capitalized interest of $434,000 in 1999. No interest was capitalized in 1998.

LIQUIDITY AND CAPITAL RESOURCES

     We have financed our exploration and development activities to date principally through bank borrowings, cash flow from operations, and sales of our common stock. Net cash flow from operations before working capital changes increased from $1,729,000 in the first quarter of 2000 to $10,277,000 in the first quarter of 2001. Operating results in the first quarter of 2001 improved because of better product prices and increased production as the result of successful exploration and development activities. However, our working capital deficit (before considering the current portion of long-term debt) increased from $1.9 million in the first quarter of 2000 to $12.2 million in the first quarter of 2001. This was caused primarily by significant capital expenditures related to our active exploration and development in the first quarter of 2001.

     On May 11, 2001, we and our subsidiary, PetroQuest Energy, L.L.C., amended our existing credit agreement with Hibernia National Bank to increase our existing $50 million revolving credit facility to $100 million, to increase the borrowing base from $14.3 million to $36 million, and to add additional lenders to the facility. The borrowing base availability was $8.4 million as of May 31, 2001 and is subject to quarterly reductions initially set at $4 million commencing July 31, 2001. Outstanding balances on the revolving credit facility bear interest at either the prime rate or the Eurodollar rate plus a margin (based on a sliding scale of 1.375% to 2.125% depending on borrowing base usage). The credit facility matures on June 30, 2004. In addition, the credit facility allows PetroQuest Energy, L.L.C. to use up to $10 million of the borrowing base for letters of credit for fees of 2% per annum.

     At May 31, 2001, $17.5 million of the existing credit facility with Hibernia National Bank, as agent, was outstanding and classified as long-term debt. Also, a $2.6 million letter of credit was outstanding at March 31, 2001. The unused portion of the existing credit facility at May 31, 2001 was $8.4 million.

     At May 31, 2001, $7.5 million was outstanding on the bridge facility with Encap Energy Capital Fund III, L.P., which matures on September 18, 2001, subject to two extensions of thirty days each. However, the outstanding balance was classified as long-term debt as we intend to pay off the debt by drawing on the amended bank credit facility. The loan carries a fixed interest rate of 10% and is secured by a second mortgage on substantially all of PetroQuest Energy, L.L.C.'s oil and natural gas properties.

     On April 21, 1999, we entered into a loan agreement for non-recourse financing to fund completion, flow line and facility costs of our High Island Block 494 property. The property is security for the loan. Interest is payable at 12%, and the lender receives a 2 1/2% overriding royalty interest in the property. The loan agreement requires 85% of the net cash flow from the property (assuming production levels of 12.5 MMcf/day) to be dedicated to debt service. At May 31, 2001, $706,404 remains outstanding under this loan.

     We have budgeted for capital expenditures for 2001 and have an exploration and development program for the year 2001 which will require significant capital. Our budget for direct capital for new projects in 2001 is approximately $78 million of which approximately $28.2 million has been incurred as of May 31, 2001. Our management believes the cash flows from operations, additional borrowing capacity and the proceeds from this offering will be sufficient in the near term to fund exploration and development activities. In the future, our exploration activities could require additional financings, which may include sales of additional equity or debt securities, additional bank borrowings, or joint venture arrangements with industry partners. There can be no assurances that such additional financings will be available on acceptable terms, if at all. If we are unable to obtain additional financing, we could be forced to delay or even abandon some of our exploration and development opportunities.

FULL COST CEILING WRITE-DOWN

     We use the full cost method of accounting for our investment in oil and natural gas properties. Under the full cost method of accounting, all costs of acquisition, exploration and development of oil and natural gas reserves are capitalized into a "full cost pool" as incurred, and properties in the pool are depleted and charged to operations using the units of production method based on the ratio of current production to total proved future production. To the extent that costs capitalized in the pool (net of accumulated depreciation, depletion and amortization) exceed the present value (using a 10% discount rate) of estimated future net cash flow from proved oil and natural gas reserves, and the lower of cost and fair value of unproved properties, excess costs are charged to operations. Once incurred, a write-down of oil and natural gas properties is not reversible at a later date even if oil or natural gas prices increase. We were required to write-down our asset base in 1998 due primarily to the cost in excess of net book value recorded in the merger with American and significant declines in oil prices during 1998.

NEW ACCOUNTING STANDARDS

     On January 1, 2001, we adopted Statement of Financial Accounting Standards No. 133, as amended (SFAS 133) pertaining to the accounting for derivative instruments and hedging activities. SFAS 133 requires an entity to recognize all of its derivatives as either assets or liabilities on its balance sheet and measure those instruments at fair value. If the conditions specified in SFAS 133 are met, those instruments may be designated as hedges. Changes in the value of hedge instruments would not impact earnings, except to the extent that the instrument is not effective as a hedge. At January 1, 2001, we recognized a liability of $609,295 before tax, related to costless collars; the cumulative catch-up adjustment was recorded as a charge to other comprehensive income.

     We incurred a $158,968 charge to oil and natural gas revenues during the first quarter of 2001 as a result of the settlement of costless collars. As of March 31, 2001, the fair value of the open collar contracts was an asset of $94,105. During the quarter, we recognized $54,850 in other income related to the collars. The remaining adjustment to the fair value of the collars was recorded in other comprehensive income.

     As of March 31, 2001, we had open natural gas costless collar contracts with third parties whereby minimum floor prices and maximum ceiling price are contracted and applied to related contract volumes. These agreements in effect for the remainder of 2001 are for natural gas volume of 6,000 MMBtu per day at a weighted average ceiling and floor price of $8.93 and $4.00, respectively. Subsequent to March 31, 2001, we entered into a costless collar contract for the period from July 1, 2001 through December 31, 2001 for 750 barrels of oil per day with a floor price of $26.00 and a ceiling price of $30.90.

                                    BUSINESS

     PetroQuest is a rapidly growing independent energy company engaged in the exploration, development, acquisition and production of oil and natural gas reserves in the Gulf Coast Basin, both onshore and in shallow waters offshore. Our executive officers and technical personnel average over 25 years of experience in the Gulf Coast Basin and have participated in the discovery or development of significant oil and natural gas reserves in this area. Our management team acquired its equity interest in PetroQuest in 1998 and, together with our directors, owns over 30% of our outstanding shares. As of December 31, 2000, we had proved reserves of 48.8 Bcfe, 62% of which was natural gas. We currently operate over 90% of our reserves, which enables us to better control the timing, selection and costs of our exploration and development activities.

     Through the consistent application of our strategy our drilling success rate has been 81% since December 31, 1998, which has enabled us to achieve significant growth in reserves, production, cash flow and earnings. As of December 31, 2000, we had achieved a two-year compound growth rate in reserves and production of 90% and 79%, respectively. Over this period we had invested $42 million in development and exploratory drilling and $12 million in property acquisitions. Our finding and development costs for the two-year period ended December 31, 2000 were approximately $1.25 per Mcfe. Based on a reserve report prepared by Ryder Scott Company, our 48.8 Bcfe of proved reserves at December 31, 2000 had a PV-10 value of $257 million and a standardized measure of discounted future net cash flows of $178 million. In 1999 and 2000, our reserve replacement rate was in excess of 500% each year. Our focus and strategy has also contributed consistent growth and improving financial results. Beginning with the quarter ended September 30, 1999, we have delivered seven consecutive quarters of positive net income. For the twelve-month period ended March 31, 2001, EBITDA totaled $24 million, representing a 315% increase over same period ended March 31, 2000. Our current daily net production is approximately 42,000 Mcfe per day, which is more than double the daily net production average in December 2000.

OUR STRATEGY

     Our business strategy is to build shareholder value by increasing per share reserves, production, cash flow and earnings at low finding and development costs through the exploration and development of properties located in the Gulf Coast Basin, either onshore or in shallow waters offshore. We plan to achieve this goal by continuing to:

     - Focus on the Gulf Coast Basin. We have assembled a large acreage position and 3-D seismic database in the Gulf Coast Basin because we believe this area represents one of the most attractive exploration and development regions in North America. We also believe our management and technical team's expertise and experience developed over the last 25 years will allow us to develop attractive reinvestment opportunities that will permit continuing growth.

     - Target under-exploited prolific fields that have low current production levels. Using a rigorous prospect selection process that enables us to leverage our experience and knowledge of the Gulf Coast Basin, we target properties with an established production history and existing infrastructure. These fields have often produced from only shallower sands and contain multiple productive horizons that were not targeted during their initial phase of development. By targeting properties with limited current production, our acquisition costs are typically only a small portion of the total capital we will employ over the life of the project.

     - Emphasize and apply technical expertise. By applying the latest 3-D and other geoscience technologies to under-exploited properties, we believe we can identify opportunities to significantly increase reserves and production from these properties.

     - Operate properties and balance risk. By operating our properties, we can better control the timing and execution of our exploration and development plans. We also balance the risk and reward potential of our prospects by determining our desired working interest and selling the remainder to industry partners on terms where they often agree to pay a disproportionate share of drilling costs relative to their interests. Our management team has developed many successful relationships with major, integrated and large independent producers. We believe these relationships allow us to allocate our capital spending in a way that maximizes return while reducing the inherent risk of exploration activities.

     - Maintain our financial flexibility. We seek to maintain unused borrowing capacity under our bank credit facility in order to take advantage of new opportunities.

SIGNIFICANT PROPERTIES

     The following table summarizes our production by significant property for the first quarter ending March 31, 2001 and our reserves by significant property at December 31, 2000.

                                              NET PRODUCTION    PROVED RESERVE QUANTITIES AT
                                             FOR THE QUARTER          DECEMBER 31, 2000
                                             ENDED MARCH 31,    -----------------------------           PV-10 AT
                                                   2001         NATURAL                           DECEMBER 31, 2000(1)
                                             ----------------     GAS       OIL       TOTAL     ------------------------
AREA NAME                 PRIMARY OPERATOR   MCFE/D   PERCENT   (MMCF)    (MBBLS)    (MMCFE)        AMOUNT       PERCENT
---------                 ----------------   ------   -------   -------   --------   --------   --------------   -------
                                                                                                (IN THOUSANDS)
Turtle Bayou Field......     PetroQuest       8,596     38.2%    8,160      225.9      9,515       $ 72,580        28.3%
Ship Shoal 72 Field.....     PetroQuest         932      4.1     6,159      725.5     10,512         42,998        16.7
Valentine Field.........     PetroQuest       3,069     13.6     6,313      288.6      8,045         42,111        16.4
Vermilion Block 376.....     PetroQuest       6,136     27.3     1,070    1,542.9     10,327         37,300        14.5
Eugene Island Block
  147...................     PetroQuest          --       --     2,426      102.1      3,039         19,696         7.7
Other Properties........                      3,767     16.8     6,007      229.9      7,386         42,182        16.4
                                             ------    -----    ------    -------     ------       --------      ------
        Total...........                     22,500    100.0%   30,135    3,114.9     48,824       $256,867       100.0%

---------------

(1) In accordance with Securities and Exchange Commission requirements, the estimated discounted future net cash flows from proved reserves are calculated based on prices and costs as of the date of the estimate. The average prices for natural gas used in our estimates were $10.35, $2.48 and $2.27 per Mcf on December 31, 2000, 1999 and 1998, respectively, and the average prices used for oil in our estimates were $25.29, $25.21 and $9.84 per Bbl on December 31, 2000, 1999 and 1998, respectively. Prices have been unusually volatile in recent years, and that volatility can cause significant volatility in the estimated net present value of our reserves. Accordingly, you should not assume that the estimated future net cash flows or the estimated present values thereof referred to in this prospectus represent the current fair value of our estimated oil and natural gas reserves.

     Turtle Bayou Field, Terrebonne Parish, LA. To date, we have participated in the drilling of fourteen wells in the Turtle Bayou Field. Our working interests vary between 14% and 43% with a weighted-average working interest of approximately 36.5%. We acquired 21 square miles of a 3-D regional seismic survey shot in 1998, which incorporates the Turtle Bayou Field. Using this data, we identified six additional prospects with multiple objectives. Four wells have been drilled and completed to date. As of March 31, 2001, there were six producing wells in the field in which we hold a working interest. Net to us, the six producing wells averaged approximately 7,290 Mcf of natural gas and 218 barrels of oil per day during the first quarter of 2001.

     Ship Shoal 72 Field Federal Outer Continental Shelf Waters. We acquired a 97% working interest in 14,000 acres in this field, which has produced in excess of 369 billion cubic feet equivalent to date. Through March 31, 2001, we have drilled one well which is currently producing. Additional proved undeveloped opportunities in new fault blocks and exploration potential in a deeper horizon have been identified and are being further evaluated for future drilling. One well, which began producing in March 2001, averaged approximately 579 Mcf of natural gas and 59 barrels of oil per day during the first quarter of 2001.

     Valentine Field, Lafourche Parish, LA. The Valentine Field has produced in excess of one trillion cubic feet of natural gas equivalent. When we acquired the interest in this field in 1993, virtually no deep exploration had occurred because only three 2-D seismic lines were shot over this south Louisiana salt dome structure. Working with a major oil and natural gas company, we acquired an 86 square mile 3-D survey in November 1998. We acquired the major company's interest in this field in August 1999, and our current industry partner acquired its interest in October 1999. We continue to evaluate the 3-D data and we maintain a 35% to 50% working interest in various prospects identified as a result of the 3-D survey. The first well has been drilled, and a second well is in progress in this field at March 31, 2001. During the first quarter of 2001, our production averaged 115 Bbls of oil and 2,380 Mcf of natural gas per day from twelve wells.

     Vermilion Block 376, Federal Outer Continental Shelf Waters (Falcon Prospect). We and our partners drilled a well on this property in the fourth quarter of 1999 and logged 285 feet of gross hydrocarbon column (136 feet net). We drilled an additional well was in the second quarter of 2000 logging 112 feet of gross hydrocarbon pay (74 feet net). We are the operator of the project and own a 43% working interest. During 2000, an approximately 2,500 ton production platform was fabricated and placed in service. The field began production on December 8, 2000, and was producing at an average rate for the first quarter of 2001 of approximately 937 Bbls per day of oil and 512 Mcf per day of natural gas. Additional exploration opportunities have been identified and are currently being evaluated.

     Eugene Island Block 147, Federal Outer Continental Shelf Waters (Jaguar Prospect). We acquired 100% of the working interest in this lease and subsequently sold a 63.5% working interest to other companies. During 2000, we drilled two successful wells on this offshore block and at March 31, 2001, flow lines were under construction with first production expected in June 2001. Additional exploration opportunities have been identified and are currently being evaluated.

SIGNIFICANT EXPLORATION AND DEVELOPMENT PROSPECTS

     The following table describes several of our significant exploration and development opportunities included in our eighteen-month budget:

                                      ANTICIPATED
                                        WORKING     DEVELOPMENT   EXPLORATORY
PROSPECT NAME             OPERATOR     INTEREST        WELLS         WELLS            ANTICIPATED SPUD DATE
-------------             --------    -----------   -----------   -----------         ---------------------
Turtle Bayou #16.......  PetroQuest     64%             --             1                  2nd half 2001
Ship Shoal 72 Field....  PetroQuest     97%              7             1          2nd half 2001 & 1st half 2002
Valentine..............  PetroQuest     40%              3             4         2nd half 2001 & throughout 2002
High Island Block
  494..................  PetroQuest     42%              1            --                  2nd half 2001
Bayou Sorrell..........  PetroQuest     50%             --             3                 Throughout 2002
E. Cameron Block 118...  PetroQuest     50%             --             5         2nd half 2001 & throughout 2002
Little Chenier.........  PetroQuest     50%             --             2                  1st half 2002
Murphy Castle..........  PetroQuest     40%              1             1          2nd half 2001 & 2nd half 2002

     Turtle Bayou #16. We developed this prospect based on 3-D data shot over our acreage in 1998. This well will test three major objectives with the deepest being a one fault block offset to the recent Etouffee discovery of 250 Bcfe. The well will spud upon rig availability in the second half of 2001.

     Ship Shoal 72 Field. Six additional developmental opportunities have been identified gaining structural advantage to former productive zones. Three of these wells are scheduled for the second half of 2001 with the remaining four in the first half of 2002. An exploratory prospect has been developed based on a 3-D bright spot and is scheduled to be drilled in the second half of 2002. Reprocessing of the 3-D data is under way and should reinforce the amplitude and locate other low risk opportunities.

     Valentine Field. Our exploration and development plans over the next 18 months call for three development and four exploratory wells to be drilled on this property. The three development wells will be updip from production positions from existing well bores and will be drilled in the second half of 2001. The exploratory wells will target fault separated, bypassed or deeper sands that were not targeted during the field's early development and will be drilled in 2002.

     High Island Block 494. We have one location targeted for the second half of 2001. It is a developmental sidetrack of an existing well that we believe was fault separated.

     Bayou Sorrell. Based on a recent 3-D evaluation, we have assembled approximately 2,300 acres on three prospects. The prospects are analogous and offsets to existing Bayou Sorrell production which has exceeded 2,000,000 barrels of oil. Drilling of three exploratory wells is scheduled for 2002.

     E. Cameron Block 118. An existing 3-D is being evaluated at this time with two exploratory wells planned for the last half of 2001 and three exploratory wells scheduled for 2002.

     Little Chenier. Two exploratory wells are being planned for the first half of 2002. The first is an updip from production test with multiple objectives and the second is a deeper, buried structure test for potentially significant reserves.

     Murphy Castle. This prospect is similar to Murphy Lake Field which has produced to date over 8,000,000 barrels of oil. One exploration well is expected to be drilled in the second half of 2001 to be followed by a development well in the second half of 2002.

OIL AND NATURAL GAS OPERATIONS

     The following table sets forth certain operating information with respect to our oil and natural gas operations for the three months ended March 31, 2001 and 2000, and for the years ended December 31, 2000, 1999 and 1998:

                                            THREE MONTHS
                                           ENDED MARCH 31,    YEAR ENDED DECEMBER 31,
                                           ---------------   -------------------------
                                            2001     2000     2000      1999     1998
                                           ------   ------   -------   ------   ------
                                             (UNAUDITED)
PRODUCTION:
  Oil (MBbls)............................     139       34       161      105       84
  Gas (MMcf).............................   1,190      831     3,984    2,831    1,049
          Total Production (MMcfe).......   2,024    1,035     4,950    3,461    1,553
REVENUES (IN THOUSANDS):
  Total oil sales........................  $3,895   $  939   $ 4,809   $1,933   $1,070
  Total gas sales........................   8,450    2,160    17,457    6,583    2,174
AVERAGE SALES PRICES:
  Oil (per Bbl)..........................  $28.00   $27.44   $ 29.94   $18.45   $12.79
  Gas (per Mcf)..........................    7.10     2.60      4.38     2.33     2.07
  Per Mcfe...............................    6.10     2.99      4.50     2.46     2.09

OIL AND NATURAL GAS RESERVES

     The following unaudited table sets forth certain information about our estimated proved reserves as of December 31, 2000:

                                                             OIL (MBBLS)   GAS (MMCFS)
                                                             -----------   ------------
Proved developed:..........................................        2,355         18,679
Proved undeveloped:........................................          760         11,456
     Total proved:.........................................        3,115         30,135

Estimated future net cash flows before income taxes(1).....                $324,956,000
Discounted future net cash flows before income taxes(1)....                $256,867,000
Standardized measure of discounted future net cash flows...                $178,323,000

---------------

(1) Ryder Scott Company prepared the estimates of proved reserves and future net cash flows (and present value thereof) attributable to such proved reserves at December 31, 2000. Reserves were estimated using oil and natural gas prices and production and development costs in effect at December 31, 2000 without escalation, and were prepared in accordance with Securities and

    Exchange Commission regulations regarding disclosure of oil and natural gas reserve information. The product prices used in developing the above estimates averaged $25.29 per Bbl of oil and $10.00 per MMBtu of natural gas. Because of the high Btu content of our Gulf Coast natural gas, this equates to an average price realized of approximately $10.35 per Mcf. We have not filed any reports with other federal agencies that contain an estimate of total proved net oil and natural gas reserves.

OIL AND NATURAL GAS DRILLING ACTIVITY

     The following table sets forth the wells drilled and completed by us during the periods indicated. All such wells were drilled in the continental United
States:

                                         FIVE MONTHS             YEARS ENDED DECEMBER 31,
                                            ENDED       ------------------------------------------
                                         MAY 31, 2001       2000           1999           1998
                                         ------------   ------------   ------------   ------------
                                         GROSS   NET    GROSS   NET    GROSS   NET    GROSS   NET
                                         -----   ----   -----   ----   -----   ----   -----   ----
EXPLORATION:
  Productive...........................    1     0.41     3     1.32     4     1.33     2     0.74
  Non-productive.......................    1     0.08     1     0.40     1     0.05     -        -
                                          --     ----     --    ----    --     ----    --     ----
          Total........................    2     0.49     4     1.72     5     1.38     2     0.74
                                          ==     ====     ==    ====    ==     ====    ==     ====
DEVELOPMENT:
  Productive...........................    5      4.1     3     1.23     1     0.41     -        -
  Non-productive.......................    -        -     1     0.40     -        -     -        -
                                          --     ----     --    ----    --     ----    --     ----
          Total........................    5      4.1     4     1.63     1     0.41     -        -
                                          ==     ====     ==    ====    ==     ====    ==     ====

     We owned working interests in 65 gross (39.2 net) producing oil and natural gas wells at May 31, 2001. At May 31, 2001, we had two wells in progress.

LEASEHOLD ACREAGE

     The following table shows our approximate developed and undeveloped (gross and net) leasehold acreage as of March 31, 2001:

                                                                     LEASEHOLD ACREAGE
                                                             ---------------------------------
                                                                DEVELOPED        UNDEVELOPED
                                                             ---------------   ---------------
                                                             GROSS     NET     GROSS     NET
                                                             ------   ------   ------   ------
Mississippi (onshore)......................................     721      396    8,605    4,285
Louisiana (onshore)........................................   8,226    3,733   19,667    9,299
Texas (offshore)...........................................   1,440      636       --       --
Federal Waters.............................................  40,970   20,044   51,561   27,616
                                                             ------   ------   ------   ------
          Total............................................  51,357   24,809   79,833   41,200

     In addition, we have 2,460 gross acres and 1,279 net acres under option in Louisiana, and 586 gross acres and 275 net acres under option in Mississippi.

EMPLOYEES

     We had 53 employees as of May 31, 2001. In addition to the services of our full time employees, we utilize the services of independent contractors to perform certain services. Our management believes that our relationships with our employees are satisfactory. None of our employees are covered by a collective bargaining agreement.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     Our directors and executive officers and their respective ages and positions as of June 15, 2001, are as follows:

NAME                                    AGE                  POSITION
----                                    ---                  --------
Charles T. Goodson....................  45    Chairman of the Board, Chief Executive
                                                Officer and Director
Alfred J. Thomas, II..................  64    President, Chief Operating Officer and
                                                Director
Ralph J. Daigle.......................  53    Senior Vice President of Exploration
                                              and Director
Michael O. Aldridge...................  42    Senior Vice President, Chief Financial
                                                Officer, Treasurer and Director
Daniel G. Fournerat...................  47    Senior Vice President, General
                                              Counsel, Secretary and Director
Arthur M. Mixon, III..................  42    Senior Vice President -- Operations
Francisco A. Garcia...................  49    Director
William W. Rucks, IV..................  43    Director
E. Wayne Nordberg.....................  62    Director
Jay B. Langner........................  71    Director

     Charles T. Goodson has served as our Chairman of the Board since May 2000, and has served as our Chief Executive Officer and as a member of our Board of Directors since September 1998. He also served as our President from September 1998 to May 2000. From 1995 to 1998, Mr. Goodson was President of American Explorer, L.L.C., a private oil and natural gas exploration and production company we subsequently acquired. Since 1985, he has served as President and 50% owner of American Explorer, Inc., an oil and natural gas operating company which formerly operated properties for us. From 1980 to 1985 he worked for Callon Petroleum Company, first as a landman, then district land manager and then regional land manager. He began his career in 1978 as a landman for Mobil Oil Corporation.

     Alfred J. Thomas, II has served as our President since May 2000, and has served as our Chief Operating Officer and as a member of our Board of Directors since September 1998. From 1995 to 1998, Mr. Thomas was Chief Executive Officer of American Explorer, L.L.C., a private oil and natural gas exploration and production company we subsequently acquired. Since 1985, he has served as Chief Executive Officer and 50% owner of American Explorer, Inc., an oil and natural gas operating company which formerly operated properties for us. From 1976 through 1984 he was a partner in Petitfils, Thomas and Associates, an oil and natural gas engineering consulting firm. He worked for the Superior Oil Company as a petroleum engineer from 1959 to 1976.

     Ralph J. Daigle has served as our Senior Vice President of Exploration and as a member of our Board of Directors since September 1998. From 1995 to 1998, Mr. Daigle was Senior Vice President of Exploration of American Explorer, L.L.C., a private oil and natural gas exploration and production company we subsequently acquired. Since 1989, he has served as the Senior Vice President of Exploration of American Explorer, Inc., an oil and natural gas operating company which formerly operated properties for us. From 1984 to 1989, he worked as an independent geophysical consultant. From 1979 to 1984, he was employed by X-Plor, an exploration and production consulting group. He worked for Texas Pacific Oil Company as a geophysical interpreter of seismic data from 1977 until 1979 and served in the same capacity with Union Oil Company from 1973 to 1977.

     Michael O. Aldridge has served as our Senior Vice President and Chief Financial Officer and as a member of our Board of Directors since May 2000, and has served as our Treasurer since May 2001. He also served as our Secretary from May 2000 to May 2001. From 1992 to 1999, Mr. Aldridge served first as

Vice President -- Controller and then as Vice President -- Corporate Communications for Ocean Energy, Inc. (formerly Flores & Rucks, Inc.), a public oil and natural gas exploration and development company. From 1991 to 1992, he served as Chief Financial Officer for Fleet Petroleum Partners, an independent exploration and production company. Prior to this, he served the oil and natural gas industry for eleven years with Ernst & Young, where he attained the level of senior manager. Mr. Aldridge earned a Bachelor of Science in accounting from Louisiana State University in 1980 and is a certified public accountant.

     Daniel G. Fournerat has served as our Senior Vice President and General Counsel since April 2001, our Secretary since May 2001, and has served as a member of our Board of Directors since September 1998. He also served as our outside counsel from September 1998 to April 2001. Mr. Fournerat is an attorney-at-law who practiced oil and gas law with the Lafayette, Louisiana law firm of Onebane, Bernard, Torian, Diaz, McNamara & Abell from 1977 to April 2001. Mr. Fournerat earned a Bachelor of Science Degree in accounting from McNeese State University in 1974 and a Juris Doctorate Degree from Louisiana State University in 1976.

     Arthur M. Mixon, III has served as our Senior Vice President-Operations since January 1, 2001. From 1981 to 2001, Mr. Mixon accumulated twenty years of experience with BP Amoco PLC in a variety of engineering, supervisory and management positions in the United States, Trinidad and Tobago, and Venezuela. He most recently served as Drilling and Completions Manager-Deepwater Production Business Unit for BP Amoco PLC in Houston, Texas. Mr. Mixon is a Registered Professional Engineer and a member of the Society of Petroleum Engineers and was 1999 Chairman of the Latin America drilling Safety Initiative. Mr. Mixon received a Bachelor of Science Degree in Petroleum Engineering from Louisiana State University in 1980.

     Francisco A. Garcia has served as a member of our board of directors since September 1999. Since January 1, 2000, Mr. Garcia through ECC (Florida) Advisers, Inc. (formerly Nethuns, Inc.), in which he serves as President, has served as an advisor to ECC Advisors, LLC, the investment manager of Easton Hunt Capital Partners, L.P., an investment fund in which Mr. Garcia is currently a principal, and to Cramer Rosenthal McGlynn, LLC, an investment management firm. From January 1, 1999 to December 31, 1999, Mr. Garcia served as the Director of Corporate Finance for Cramer Rosenthal McGlynn, LLC. From July 1997 to November 1999, Mr. Garcia was a director at Logimetrics, Inc., a broadband wireless equipment and component manufacturer and seller. From 1987 to December 1997, he served as Chairman of the Board of Neptune Management Company, Inc., a manager of funds and accounts investing in distressed securities, obligations and consumer receivables. From 1991 until December 1998, Mr. Garcia served as President of Nethuns, Inc., a firm engaged in financial advisory, consumer finance and investment activities.

     William W. Rucks, IV has served as a member of our board of directors since October 1999. Mr. Rucks has been a private venture capitalist-investor since September 1996. He has served as a director of OMNI Energy Services, Inc. since 1997 and was appointed Chairman of the Board in February 2001. He served as president and vice chairman of Ocean Energy, Inc. (formerly Flores & Rucks, Inc.) from July 1995 until September 1996 and as its President and Chief Executive Officer from its inception in 1992 until July 1995. From 1985 to 1992, Mr. Rucks served as President of FloRuxco, Inc.

     E. Wayne Nordberg has served as a member of our board of directors since April 2000. Since 1998, Mr. Nordberg has served as Vice Chairman of the Board of KBW Asset Management, Inc. KBW is an affiliate of Keefe, Bruyette, & Woods, Inc., a registered investment advisor offering investment management services to institutions and high net worth individuals. From 1988 to 1998, Mr. Nordberg served in various capacities for Lord, Abbet & Co., a mutual fund company, including partner and director of their family of funds. He is a member of the Financial Analysts Federation and The New York Society of Security Analysts. Mr. Nordberg received a Bachelor of Arts in Economics from Lafayette College, Easton, Pennsylvania, where he is a Trustee Emeritus.

     Jay B. Langner has served as a member of our board of directors since April 2000. Since April of 1999, Mr. Langner has served as honorary chairman of Hudson General Corporation, an aviation services company. From 1961 to 1999, Mr. Langner served in various capacities for Hudson General, including Chairman and Chief Executive Officer. He serves as Chairman of the Board of Montefiore Medical Center and is a member of the board of directors of Orpheus Chamber Orchestra and Gregorian University Foundation. Mr. Langner received a Bachelor of Science in Economics from the Wharton School of the University of Pennsylvania.

     Directors are elected annually by our stockholders and hold office until the next annual meeting of stockholders or until their resignation or removal. Each executive officer holds office until his or her successor is elected and qualified or until his or her earlier resignation or removal. There are no family relationships among any of our directors and executive officers.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth the beneficial ownership of our common stock as of June 15, 2001 by:

     - each person who is known by us to be the beneficial owner of more than 5% of our outstanding common stock;

     - each of our executive officers and directors; and

     - all of our directors and executive officers as a group.

     Unless otherwise noted, each person has sole investment and voting power of the shares listed. Shares of common stock subject to under options and outstanding public warrants that are presently exercisable or exercisable within 60 days are deemed to be beneficially owned by the person holding such options. The information in the following table is based on information supplied by officers, directors and principal stockholders and filings, if any, filed with the Securities and Exchange Commission by each person.

                                                              SHARES BENEFICIALLY OWNED
                                                              -------------------------
                                                                            PERCENT OF
NAME AND ADDRESS OF BENEFICIAL OWNER(1)                         NUMBER         CLASS
---------------------------------------                       -----------   -----------
Cramer Rosenthal McGlynn, LLC(2)............................   3,820,900          12.7%
  707 Westchester Avenue
  White Plains, New York 10604
Charles T. Goodson(3).......................................   3,289,028          10.2%
Ralph J. Daigle(4)..........................................   2,735,595           8.4%
Wellington Management Company, LLP(5).......................   1,945,000           8.1%
  75 State Street
  Boston, Massachusetts 02109
Alfred J. Thomas, II(6).....................................   2,216,469           6.8%
William W. Rucks, IV(7).....................................     855,000           2.6%
E. Wayne Nordberg(8)........................................     577,000           1.8%
Jay B. Langner(9)...........................................     240,000             *
Michael O. Aldridge(10).....................................     111,867             *
Francisco A. Garcia(11).....................................     110,000             *
Daniel G. Fournerat(12).....................................      77,783             *
Arthur M. Mixon.............................................          --             *
All directors and executive officers as a group (10
  persons)..................................................  10,171,992          30.6%

---------------

  *  Less than 1%

 (1) Unless otherwise indicated, the address of all beneficial owners of more than five percent of our shares of common stock set forth above is 400 E. Kaliste Saloom Road, Suite 3000, Lafayette, Louisiana 70508.

 (2) The beneficial owners of these shares of common stock have shared voting and shared investment power to all of the shares of common stock as reflected on Schedule 13G filed by Cramer Rosenthal McGlynn, LLC with the Securities Exchange Commission on February 14, 2001.

 (3) Includes (i) 3,193,028 shares of common stock directly held by Mr. Goodson,
     (ii) 30,000 shares of common stock indirectly held by American Explorer, Inc., a company in which Mr. Goodson has 50% ownership, and (iii) 66,000 shares of common stock issuable on the exercise of vested options.

 (4) Includes (i) 2,649,595 shares of common stock directly held by Mr. Daigle,
     (ii) 26,000 shares of common stock directly held by his daughter, and (iii) 60,000 shares of common stock issuable on the exercise of vested options.

 (5) The beneficial owners of these shares of common stock have shared investment power to all the shares of common stock and shared voting power to 1,530,000 shares of common stock as reflected on Schedule 13G/A filed by Wellington Management Company, LLP with the Securities Exchange Commission on February 13, 2001.

 (6) Includes (i) 1,590,509 shares of common stock directly held by Mr. Thomas,
     (ii) 529,960 shares of common stock directly held by his wife, Janell B. Thomas, (iii) 30,000 shares of common stock indirectly held by American Explorer, Inc., a company in which Mr. Thomas has 50% ownership, and (iv) 66,000 shares of common stock issuable on the exercise of vested options.

 (7) Includes (i) 580,000 shares of common stock directly held by Mr. Rucks,
     (ii) four-year immediately exercisable warrants to purchase 225,000 shares of common stock at an exercise price of $1.25 per share, and (iii) 50,000 shares of common stock issuable on the exercise of vested options.

 (8) Includes (i) 270,000 shares of common stock directly held by Mr. Nordberg,
     (ii) 52,000 shares of common stock directly held by his wife, (iii) 40,000 shares of common stock directly held by the Olivia S. Nordberg Trust, (iv) 80,000 shares of common stock directly held by the Anna and Samuel Nordberg Trust, (vi) four-year immediately exercisable warrants to purchase 50,000 shares of common stock at an exercise price of $1.25 per share directly held by Mr. Nordberg, (v) four-year immediately exercisable warrants to purchase 25,000 shares of common stock at an exercise price of $1.25 per share directly held by the Anna and Samuel Nordberg Trust, (vii) 50,000 shares of common stock issuable on the exercise of vested options, and
     (viii) four-year immediately exercisable warrants to purchase 10,000 shares of common stock at an exercise price of $1.25 per share directly held by his wife.

 (9) Includes (i) 140,000 shares of common stock directly held by Mr. Langner,
     (ii) four-year immediately exercisable warrants to purchase 50,000 shares of common stock at an exercise price of $1.25 per share and (iii) 50,000 shares of common stock issuable on the exercise of vested options.

(10) Includes (i) 37,783 shares of common stock directly held by Mr. Aldridge,
     (ii) 40,750 shares of common stock which may be directly held by Mr. Aldridge on the exercise of a vested option to acquire common stock from Messrs. Goodson, Thomas and Daigle, and (iii) 33,334 shares of common stock issuable on the exercise of vested options.

(11) Includes (i) 40,000 shares of common stock directly held by Mr. Garcia,
     (ii) four-year immediately exercisable warrants to purchase 20,000 shares of common stock at an exercise price of $1.25 per share, and (iii) 50,000 shares of common stock issuable on the exercise of vested options.

(12) Includes (i) 27,783 shares of common stock directly held by Mr. Fournerat, and (ii) 50,000 shares of common stock issuable on the exercise of vested options.

                                  UNDERWRITING

     Johnson Rice & Company, L.L.C. is acting as representative of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement dated the date hereof. The underwriters have severally agreed to purchase, and we have agreed to sell, the number of shares of common stock set forth opposite their names below:

UNDERWRITER                                                     SHARES
-----------                                                   ----------
Johnson Rice & Company, L.L.C. .............................

          Total.............................................       ,   ,

     The underwriting agreement provides that the obligations of the underwriters to purchase shares of common stock are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all of the shares of common stock other than those covered by the over-allotment option described below, if they purchase any of the shares.

     The underwriters propose to offer shares of common stock to the public initially at the public offering price set forth on the cover page of this prospectus and to certain selected dealers at such public offering price less a
concession not to exceed $     .  per share. The underwriters or such selected
dealers may reallow a commission to certain other dealers not to exceed
$     .  per share. After the offering to the public, the public offering price, the concession to selected dealers and the reallowance to other dealers may be changed by the underwriters.

     We have granted the underwriters an option exercisable for 30 days after
the date of this prospectus to purchase up to           additional shares of
common stock to cover over-allotments, if any, at the initial public offering price less the underwriting discount and commissions. If the underwriters exercise this option, each must purchase a number of additional shares approximately proportionate to that underwriter's initial purchase commitment.

     We estimate our expenses associated with the offering will be $          .

     We have agreed to indemnify the several underwriters against certain civil liabilities, including liabilities under the federal securities laws or to contribute to payments that the underwriters may be required to make as a result of those liabilities.

     We and our officers and directors have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Johnson Rice & Company, L.L.C., offer to sell, sell, contract to sell, grant any option to sell, or otherwise dispose of, or file with the Securities and Exchange Commission a registration statement under the Securities Act to register any shares of our common stock or securities convertible into or exchangeable for any shares of our common stock or warrants or other rights to acquire shares of our common stock. However, we are allowed to grant options pursuant to employee stock plans or agreements and to issue common stock upon the exercise of options granted under these plans or agreements or the exercise of outstanding warrants.

     Until the distribution of the common stock is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters and some selling group members to bid for and purchase shares of common stock. As an exception to these rules, the representatives are permitted to engage in transactions that stabilize the price of common stock. These transactions consist of bids or purchases for the purpose of maintaining the price of the common stock.

     In addition, if the representatives sell more shares of common stock than are set forth on the cover page of this prospectus, or "over-allot," and thereby create a short position in the common stock in connection with the offering, then the representatives may reduce that short position by purchasing common stock in the open market. The representatives may also elect to reduce any short position by exercising all or part of the over-allotment option.

     The representatives may also impose a penalty bid on certain underwriters and selling group members. This means that if the representatives purchase shares of common stock in the open market to reduce the underwriters' short position or to stabilize the price of the common stock, the representatives may reclaim the amount of the selling concession from the underwriters and selling group members who sold these shares as part of the offering.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might otherwise be in the absence of these purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security by purchasers in the offering. The underwriters may conduct these transactions on The Nasdaq Stock Market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

                                 LEGAL MATTERS

     Certain legal matters in connection with the common stock offered hereby will be passed on for us by Porter & Hedges, L.L.P., Houston, Texas. Jones, Walker, Waechter, Poitevent, Carrere & Denegre L.L.P., New Orleans, Louisiana has represented the underwriters.

                                    EXPERTS

     The audited consolidated financial statements of PetroQuest Energy, Inc. as of December 31, 2000, 1999 and 1998, and for the years then ended included and incorporated by reference in this registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included and incorporated by reference herein in reliance upon the authority of said firm as experts in auditing and accounting in giving said report.

     Ryder Scott Company, independent oil and gas consultants, prepared the reserve information, which is included in this prospectus.

                      WHERE YOU CAN FIND MORE INFORMATION

     We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, also known as the Exchange Act, and in accordance therewith, file reports, proxy statements and other information with the Securities and Exchange Commission, also known as the SEC. These reports, proxy statements and other information can be inspected and copied at the SEC's Public Reference room at 450 Fifth Street, N.W., Washington, D.C 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC. PetroQuest maintains an Internet site at http://www.petroquest.com.

     We have filed a registration statement with the SEC on Form S-3 (including any amendments thereto, known as the registration statement) under the Securities Act of 1933 with respect to the shares of common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. You may refer to the registration statement and the exhibits and schedules thereto for more information about us and our common stock. Statements made in this prospectus regarding the contents of any contract or document filed as an exhibit to the registration statement are not necessarily complete and, in each instance, reference is hereby made to the copy of such contract or document so filed. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents which have previously been filed by us with the SEC under the Exchange Act are incorporated herein by reference:

          (1) Our annual report on Form 10-K for the fiscal year ended December 31, 2000.

          (2) Our quarterly report on Form 10-Q for the quarter ended March 31, 2001.

          (3) Our description of our capital stock contained in the Form 8-K filed September 16, 1998, as amended by the Form 8-K/A-1 filed December 10, 1999, and the Form 8-K filed August 5, 1999, as amended by the Form 8-K/A-1 filed April 5, 2000.

          (4) Our current reports on Form 8-K dated January 8, 2001, January 10, 2001, March 31, 2001, April 12, 2001, April 19, 2001, May 8, 2001, May 9,
     2001, and June 7, 2001.

     All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering shall be deemed to be incorporated in this prospectus by reference and to be a part hereof from the date of filing of such documents. Any statement contained herein, or in a document incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

     This prospectus incorporates documents by reference which are not delivered herewith. Copies of these documents, other than the exhibits thereto (unless such exhibits are specifically incorporated by reference in such documents), are available upon written or oral request, at no charge, from us. Requests for such copies should be directed to Michael O. Aldridge, Senior Vice President, Chief Financial Officer and Treasurer, at 400 E. Kaliste Saloom Road, Suite 3000, Lafayette, Louisiana 70508, or at (337) 232-7028.

                            PETROQUEST ENERGY, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
FINANCIAL STATEMENT
  Report of Independent Public Accountants..................   F-2
  Consolidated Balance Sheets as of December 31, 2000 and
     1999...................................................   F-3
  Consolidated Statements of Operations for the years ended
     December 31, 2000, 1999 and 1998.......................   F-4
  Consolidated Statements of Stockholders' Equity for the
     years ended December 31, 2000, 1999 and 1998...........   F-5
  Consolidated Statements of Cash Flows for the years ended
     December 31, 2000, 1999 and 1998.......................   F-6
  Notes to Consolidated Financial Statements................   F-7
  Consolidated Balance Sheets as of March 31, 2001 and
     December 31, 2000 (unaudited)..........................  F-20
  Consolidated Statements of Operations for the three months ended March 31, 2001 and 2000 (unaudited)..............  F-21
  Consolidated Statements of Cash Flows for the three months ended March 31, 2001 and 2000 (unaudited)..............  F-22
  Notes to Consolidated Financial Statements................  F-23

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders of
PetroQuest Energy, Inc.:

     We have audited the accompanying consolidated balance sheets of PetroQuest Energy, Inc. (a Delaware corporation) and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PetroQuest Energy, Inc. and subsidiaries as of December 31, 2000 and 1999, and the consolidated results of their operations and their cash flow for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

                                                    ARTHUR ANDERSEN LLP

New Orleans, Louisiana
March 2, 2001

                            PETROQUEST ENERGY, INC.

                          CONSOLIDATED BALANCE SHEETS
                             (AMOUNTS IN THOUSANDS)

                                                              DECEMBER 31,   DECEMBER 31,
                                                                  2000           1999
                                                              ------------   ------------
                                         ASSETS


Current assets:
  Cash and cash equivalents.................................    $  7,549       $  3,006
  Oil and gas revenue receivable............................       5,148          2,337
  Joint interest billing receivable.........................      10,151          2,190
  Other current assets......................................       1,432            235
                                                                --------       --------
          Total current assets..............................      24,280          7,768
                                                                --------       --------
Oil and gas properties:
  Oil and gas properties, full cost method..................      85,443         51,149
  Unevaluated oil and gas properties........................      12,431          5,753
  Accumulated depreciation, depletion and amortization......     (41,530)       (35,412)
                                                                --------       --------
  Oil and gas properties, net...............................      56,344         21,490
Plugging and abandonment escrow.............................         495            255
Other assets, net of accumulated depreciation and
  amortization of $558 and $379, respectively...............       1,953            388
                                                                --------       --------
          Total Assets......................................    $ 83,072       $ 29,901
                                                                ========       ========

                          LIABILITIES AND STOCKHOLDERS' EQUITY


Current liabilities:
  Accounts payable and accrued liabilities..................    $ 18,893       $  3,021
  Advances from co-owners...................................       7,297          3,157
  Current portion of long-term debt.........................       7,873          1,942
                                                                --------       --------
          Total current liabilities.........................      34,063          8,120
                                                                --------       --------
Commitments and contingencies...............................          --             --
Long-term debt..............................................       6,804          2,927
Other liabilities...........................................         749            749
Stockholders' equity:
  Common stock, $.001 par value; authorized 75,000 shares;
     issued and outstanding 30,256 and 23,943 shares,
     respectively...........................................          30             24
  Paid-in capital...........................................      62,290         48,869
  Accumulated deficit.......................................     (20,864)       (30,788)
                                                                --------       --------
          Total stockholders' equity........................      41,456         18,105
                                                                --------       --------
          Total liabilities and stockholders' equity........    $ 83,072       $ 29,901
                                                                ========       ========

          See accompanying Notes to Consolidated Financial Statements.

                            PETROQUEST ENERGY, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                YEAR ENDED DECEMBER 31,
                                                              ----------------------------
                                                               2000      1999       1998
                                                              -------   -------   --------
Revenues:
  Oil and gas sales.........................................  $22,267   $ 8,516   $  3,263
  Interest income...........................................      294        91        114
                                                              -------   -------   --------
                                                               22,561     8,607      3,377
                                                              -------   -------   --------
Expenses:
  Lease operating expenses..................................    2,831     2,638      1,349
  Production taxes..........................................      944       406        219
  Depreciation, depletion and amortization..................    6,386     4,472      2,801
  Full cost ceiling write-down..............................       --        --     13,431
  General and administrative................................    3,248     1,625      1,779
  Revenue in dispute........................................       --      (145)        --
  Interest expense..........................................       78        --        116
  Other income..............................................       --       (79)      (151)
                                                              -------   -------   --------
                                                               13,487     8,917     19,544
                                                              -------   -------   --------
Income (loss) from operations...............................    9,074      (310)   (16,167)
Income tax expense (benefit)................................     (850)       --         73
                                                              -------   -------   --------
Net income (loss)...........................................  $ 9,924   $  (310)  $(16,240)
                                                              =======   =======   ========
Earnings (loss) per common share:
  Basic.....................................................  $  0.37   $ (0.01)  $  (1.20)
                                                              =======   =======   ========
  Diluted...................................................  $  0.35   $ (0.01)  $  (1.20)
                                                              =======   =======   ========
Weighted average number of common shares:
  Basic.....................................................   26,919    21,528     13,528
  Diluted...................................................   28,249    21,528     13,528

          See accompanying Notes to Consolidated Financial Statements.

                            PETROQUEST ENERGY, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                   (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                         TOTAL
                                                      COMMON    PAID-IN   RETAINED   STOCKHOLDERS'
                                                      STOCK     CAPITAL   DEFICIT       EQUITY
                                                     --------   -------   --------   -------------
December 31, 1997..................................  $ 32,450   $   528   $(14,238)    $ 18,740
  Conversion of common shares (Note 3):
     Optima no par shares surrendered..............   (32,450)     (528)        --      (32,978)
     PetroQuest Energy, Inc. ($.001 par value)
       shares issued...............................        11    32,967         --       32,978
  American merger issuance of shares (Note 3)......         8    10,828         --       10,836
  Net loss.........................................        --        --    (16,240)     (16,240)
                                                     --------   -------   --------     --------
December 31, 1998..................................  $     19   $43,795   $(30,478)    $ 13,336
                                                     --------   -------   --------     --------
  Options Exercised................................        --        76         --           76
  Stock based employee compensation (78,375
     shares).......................................        --       118         --          118
  Stock issued for oil and gas properties..........        --       413         --          413
  Sale of common stock and warrants................         5     4,467         --        4,472
  Net loss.........................................        --        --       (310)        (310)
                                                     --------   -------   --------     --------
December 31, 1999..................................  $     24   $48,869   $(30,788)    $ 18,105
                                                     --------   -------   --------     --------
  Options and warrants exercised...................         1     1,586         --        1,587
  Stock based employee compensation (221,500
     shares).......................................        --       555         --          555
  Sale of common stock.............................         5    11,280         --       11,285
  Net income.......................................        --        --      9,924        9,924
                                                     --------   -------   --------     --------
December 31, 2000..................................  $     30   $62,290   $(20,864)    $ 41,456
                                                     ========   =======   ========     ========

          See accompanying Notes to Consolidated Financial Statements.

                            PETROQUEST ENERGY, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (AMOUNTS IN THOUSANDS)

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                2000       1999       1998
                                                              --------   --------   --------
Cash flows from operating activities:
  Net income (loss).........................................  $  9,924   $   (310)  $(16,240)
     Adjustments to reconcile net income (loss) to net cash
       provided by operating activities:
     Deferred tax benefit...................................      (850)        --         --
     Depreciation, depletion and amortization and full cost
       ceiling write-down...................................     6,386      4,472     16,232
     Stock based compensation...............................       555        118         --
Plugging and abandonment costs..............................       (89)        --         --
Changes in working capital accounts:
  Accounts receivable.......................................    (2,811)    (1,321)     1,174
  Joint interest billing receivable.........................    (7,961)    (2,190)        --
  Other current assets......................................      (347)       (58)        (6)
  Accounts payable and accrued liabilities..................    15,870        885       (229)
  Other assets..............................................    (1,744)        --         --
  Advances from co-owners...................................     4,140      3,157         --
  Provision for revenue dispute.............................        --       (145)        --
  Plugging and abandonment escrow...........................      (240)        34       (284)
  Other.....................................................        --       (241)       231
                                                              --------   --------   --------
Net cash provided by operating activities...................    22,835      4,401        878
                                                              --------   --------   --------
Cash flows from investing activities:
  Investment in oil and gas properties......................   (40,972)   (10,062)    (3,612)
  Sale of Canadian properties...............................        --      1,868         --
  Cash cost of American merger transaction, net of cash
     received (Note 3)......................................        --         --     (1,800)
                                                              --------   --------   --------
Net cash used in investing activities.......................   (40,972)    (8,194)    (5,412)
                                                              --------   --------   --------
Cash flows from financing activities:
  Exercise of options and warrants..........................     1,587         76         --
  Proceeds from borrowing...................................    22,620      8,220      1,600
  Repayment of debt.........................................   (12,812)    (7,050)      (440)
  Issue of common stock.....................................    11,285      4,472         --
                                                              --------   --------   --------
Net cash provided by financing activities...................    22,680      5,718      1,160
                                                              --------   --------   --------
  Net increase (decrease) in cash and cash equivalents......     4,543      1,925     (3,374)
  Cash and cash equivalents balance beginning of period.....     3,006      1,081      4,455
                                                              --------   --------   --------
  Cash and cash equivalents balance end of period...........  $  7,549   $  3,006   $  1,081
                                                              ========   ========   ========
Supplemental disclosure of cash flow information
Cash paid during the period from:
  Interest..................................................  $    409   $    233   $     83
                                                              ========   ========   ========
  Income taxes..............................................  $     --   $     --   $    120
                                                              ========   ========   ========

          See accompanying Notes to Consolidated Financial Statements.

                            PETROQUEST ENERGY, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION

     PetroQuest Energy, Inc. (a Delaware Corporation) ("PetroQuest" or the "Company") is an independent oil and gas company headquartered in Lafayette, Louisiana with an exploration office in Houston, Texas. It is engaged in the exploration, development, acquisition and operation of oil and gas properties onshore and offshore in the Gulf Coast Region. PetroQuest and its predecessors have been active in this area since 1986. The financial statements reflect the results of the Company and its predecessor entity, Optima Petroleum Corporation ("Optima"), for all periods presented.

     On December 31, 2000, the Company underwent a subsequent corporate reorganization. The Company's subsidiary, PetroQuest Energy, Inc., a Louisiana corporation, was merged into PetroQuest Energy One, L.L.C., a Louisiana limited liability company. In addition, PetroQuest Energy One, L.L.C. changed its name to PetroQuest Energy, L.L.C., a single-member Louisiana limited liability company, and PetroQuest Energy, Inc., a Delaware corporation, continues to be its sole member.

     A new single-member Louisiana limited liability company called PetroQuest Oil & Gas, L.L.C. was created on December 31, 2000. PetroQuest Energy, Inc. (a Delaware corporation) is the sole member of PetroQuest Oil & Gas, L.L.C.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principals of Consolidation

     The Consolidated Financial Statements include the accounts of the Company and its subsidiaries, PetroQuest Energy, L.L.C. and PetroQuest Oil & Gas, L.L.C. All intercompany accounts and transactions have been eliminated.

  Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Oil and Gas Properties

     The Company utilizes the full cost method of accounting, which involves capitalizing all acquisition, exploration and development costs incurred for the purpose of finding oil and gas reserves including the costs of drilling and equipping productive wells, dry hole costs, lease acquisition costs and delay rentals. The Company also capitalizes the portion of general and administrative costs, which can be directly identified with acquisition, exploration or development of oil and gas properties. Unevaluated property costs are transferred to evaluated property costs at such time as wells are completed on the properties, the properties are sold, or management determines these costs to have been impaired. Interest is capitalized on unevaluated property costs.

     Depreciation, depletion and amortization of oil and gas properties is computed using the unit-of-production method based on estimated proved reserves. All costs associated with evaluated oil and gas properties, including an estimate of future development, restoration, dismantlement and abandonment costs associated therewith, are included in the computation base. The costs of investments in unproved properties are excluded from this calculation until the project is evaluated and proved reserves established or impaired. Oil and gas reserves are estimated annually by independent petroleum engineers. Additionally, the capitalized costs of proved oil and gas properties cannot exceed the present value of the estimated net

                            PETROQUEST ENERGY, INC.

cash flow from its proved reserves (the full cost ceiling). The Company was required to write-down its asset base in 1998 due primarily to the cost in excess of net book value recorded in the Merger with American and significant declines in oil prices during 1998. Transactions involving sales of reserves in place, unless significant, are recorded as adjustments to accumulated depreciation, depletion and amortization.

     Upon the acquisition or discovery of oil and gas properties, management estimates the future net costs to be incurred to dismantle, abandon and restore the property using geological, engineering and regulatory data available. Such cost estimates are periodically updated for changes in conditions and requirements. Such estimated amounts are considered as part of the full cost pool for purposes of amortization upon acquisition or discovery. Such costs are capitalized as oil and gas properties as the actual restoration, dismantlement and abandonment activities take place.

  Other Assets

     Other Assets consist primarily of furniture and fixtures (net of accumulated depreciation) which are depreciated over their useful lives ranging from 3-7 years and loan costs which are amortized over the life of the related loan.

  Cash and Cash Equivalents

     The Company considers all highly liquid investments in overnight securities made through its commercial bank accounts, which result in available funds the next business day, to be cash and cash equivalents. The Company holds a minimal amount of cash denominated in Canadian dollars for settlement of Canadian obligations incurred prior to the Merger (Note 3). The impact of exchange rate changes on these amounts is insignificant and is included in results of operations for all periods shown.

  Income Taxes

     The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109. Provisions for income taxes include deferred taxes resulting primarily from temporary differences due to different reporting methods for oil and gas properties for financial reporting purposes and income tax purposes. For financial reporting purposes, all exploratory and development expenditures are capitalized and depreciated, depleted and amortized on the future gross revenue method. For income tax purposes, only the equipment and leasehold costs relative to successful wells are capitalized and recovered through depreciation or depletion. Generally, most other exploratory and development costs are charged to expense as incurred; however, the Company may use certain provisions of the Internal Revenue Code which allow capitalization of intangible drilling costs where management deems appropriate. Other financial and income tax reporting differences occur as a result of statutory depletion.

  Revenue Recognition

     The Company records natural gas and oil revenue under the sales method of accounting. Under the sales method, the Company recognizes revenues based on the amount of natural gas or oil sold to purchasers, which may differ from the amounts to which the Company is entitled based on its interest in the properties. Gas balancing obligations as of December 31, 2000, 1999 and 1998 were not significant.

  Certain Concentrations

     During 2000, 1999 and 1998, 84%, 44% and 51%, respectively, of the Company's oil and gas production was sold to three customers. Based on the current demand for oil and gas, the Company does

                            PETROQUEST ENERGY, INC.

not believe the loss of any of these customers would have a significant financially disruptive effect on its business or financial condition.

  Fair Value of Financial Instruments

     The fair value of accounts receivable and accounts payable approximate book value at December 31, 2000 and 1999 due to the short-term nature of these accounts. The fair value of the note payable and non-recourse financing approximates book value due to the variable rate of interest charged.

  New Accounting Standards

     On January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, as amended (SFAS 133) pertaining to the accounting for derivative instruments and hedging activities. SFAS 133 requires an entity to recognize all of its derivatives as either assets or liabilities on its balance sheet and measure those instruments at fair value. If the conditions specified in SFAS 133 are met, those instruments may be designated as hedges. Changes in the value of hedge instruments would not impact earnings, except to the extent that the instrument is not perfectly effective as a hedge. At January 1, 2001, the Company recognized a liability of $609,295 related to costless collars; the cumulative catch-up adjustment was recorded as a charge to other comprehensive income. To the extent of intrinsic value, these collars have been designated as cash flow hedges.

     As of December 31, 2000, the Company had open collar contracts with third parties whereby minimum floor prices and maximum ceiling prices are contracted and applied to related contract volumes. These agreements in effect for 2001 are for gas volume of 6,000 MMBtu per day beginning in January 2001 through December 2001 at (on average) a ceiling price of $8.93 and floor price of $4.00. The Company had no open oil hedging contracts at December 31, 2000 nor any hedging contracts which settled in any period prior to December 31, 2000.

  Earnings per Common Share Amounts

     Basic earnings or loss per common share was computed by dividing net income or loss by the weighted average number of shares of common stock outstanding during the year. Diluted earnings or loss per common share is determined on a weighted average basis using common shares issued and outstanding adjusted for the effect of stock options considered common stock equivalents computed using the treasury stock method. For purposes of computing earnings per share in a loss year, common stock equivalents have been excluded from the computation of weighted average common shares outstanding because their effect is antidilutive.

     Options to purchase 682,500 shares of common stock at $3.13 to $3.44 per share were outstanding during 2000 but were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the common shares. These options, which expire in 2010, remained outstanding at the end of 2000. For 1999 and 1998, all of the Company's options and warrants were not included in the computation of diluted loss per share because the effect of the assumed exercise of these stock options as of the beginning of the year would have an antidilutive effect. The contingent stock rights assigned in connection with the Merger (see Note 3) are also excluded from the calculation of diluted earnings per share.

NOTE 3. MERGER OF OPTIMA ENERGY (U.S.) CORPORATION

     On September 1, 1998, the Company completed a merger and reorganization (the "Merger") pursuant to a Plan and Agreement of Merger (the "Merger Plan") dated February 11, 1998 by and among the Company, Optima Energy (U.S.) Corporation ("Optima (U.S.)"), Goodson Exploration Company

                            PETROQUEST ENERGY, INC.

("Goodson"), NAB Financial, L.L.C. ("NAB") and Dexco Energy, Inc. ("Dexco"), pursuant to which Optima (U.S.) merged into a newly formed Louisiana corporation from Nevada to Louisiana and changing its name to PetroQuest Energy, Inc. ("PetroQuest Louisiana"). Concurrently, PetroQuest Louisiana, through a merger of PetroQuest Louisiana with Goodson, NAB and Dexco, acquired 100% of the ownership interests of American Explorer L.L.C. ("American Explorer"), all which were owned by Goodson, NAB and Dexco prior to the Merger. Concurrent with the Merger, PetroQuest continued from a Canadian corporation to a Delaware corporation, converted each share of Optima no par value common stock into one share of the Company's $.001 par value common stock, changed its name to "PetroQuest Energy, Inc." and adopted a new certificate of incorporation. The operating results of American have been consolidated in the Company's consolidated statement of operations since September 1, 1998.

     Pursuant to the Merger, the Company issued to the original owners of American and their respective affiliates, certain of whom currently serve as officers and directors of the company, 7,335,001 shares of Company common stock, par value $.001 per share (the "Common Stock"), and 1,667,001 Contingent Stock Issue Rights (the "CSIRs"). The CSIRs entitle the holders to receive an additional 1,667,001 shares of Common Stock at such time within three years of the anniversary date of the issuance of the CSIRs as the trading price for the Common Stock is $5.00 or higher for 20 consecutive trading days. Should these rights become exchangeable, the Company will be required to issue 1,667,001 shares of Common Stock for no net proceeds.

     The operating results of American have been consolidated in the Company's statement of operations since September 1, 1998. The following summarized unaudited proforma income statement data reflects the impact the transaction would have had on the Company's results of operations for the year ended December 31, 1998 had the transaction occurred January 1, 1998. These unaudited proforma results have been prepared for comparative purposes only and do not purport to be indicative of the amounts which actually would have resulted had the transaction occurred on January 1, 1998, or which may result in the future.

                                                       PROFORMA RESULTS
                                                            FOR THE
                                                          YEAR ENDED
                                                       DECEMBER 31, 1998
                                                       -----------------
Revenues.............................................       $ 7,469
Net loss.............................................       $(8,357)
Earnings per common share
  Basic..............................................       $ (0.45)
  Diluted............................................       $ (0.45)

NOTE 4. DEBT

     On December 21, 2000, the Company (the "Guarantor") and its subsidiaries, PetroQuest, Inc., a Louisiana corporation ("PetroQuest-LA") and PetroQuest Energy One, L.L.C. ("PetroQuest-One") (PetroQuest-LA and PetroQuest-One collectively the "Borrowers") entered into a $50 million revolving credit facility with Hibernia National Bank. As a result of the reorganization of the Company's subsidiaries in December 2000, the credit agreement was amended on December 31, 2000 to reflect PetroQuest Energy, L.L.C. as the borrower. In the reorganization, PetroQuest One was the survivor of the merger between itself and PetroQuest-LA, and subsequently changed its name to PetroQuest Energy, L.L.C. The borrowing base under this reducing revolving line of credit is based upon the valuation of the Borrower's mortgaged properties, projected oil and gas prices, and any other factors deemed relevant by Hibernia National Bank. The initial borrowing base, consisting of two separate facilities, is $15,620,000 and is scheduled for redetermination semi-annually on September 30 and March 31. The borrowing base is also subject to quarterly reductions initially set at $1,320,000 effective March 31, 2001. The borrowing base

                            PETROQUEST ENERGY, INC.

availability for Facility A is $14,120,000. The Borrower can choose to borrow on the line of credit under Facility A bearing interest at either the prime rate or the Eurodollar rate plus a margin (based on a sliding scale of 1.375% to 2.125% depending on borrowing base usage). Facility A matures on December 31, 2003. The borrowing base availability for Facility B is $1,500,000 and can only be utilized after Facility A is exhausted. The interest rate for Facility B is the prime rate plus 0.5% and matures on December 31, 2001. In addition, the credit facility allows the Borrower to use up to $7,500,000 of the borrowing base for letters of credit for fees of 2% per annum. The credit facility is secured by a mortgage on substantially all of the Borrower's oil and gas properties, a pledge of the membership interest of PetroQuest Energy, L.L.C. and all of the membership interest owned now or in the future by the Company in PetroQuest Energy, L.L.C. In addition, the Company agreed to guarantee the indebtedness of the Borrower. The credit facility contains covenants and restrictions common to borrowings of this type, as well as maintenance of certain financial ratios. The Company was in compliance with all of its covenants at December 31, 2000.

     At December 31, 2000, approximately $6,000,000 was outstanding under Facility A and classified as long-term debt. The $6,000,000 is scheduled for payment during 2002. A $1,500,000 letter of credit, which expired February 1, 2001, was issued to secure credit exposure associated with certain hedging transactions. Also, a $3,000,000 letter of credit, which expires on December 31, 2001, was issued to secure several plug and abandonment bonds totaling $7,650,000 as required by the Minerals Management Service related to Ship Shoal Block 72. The unused portion of Facilities A and B at December 31, 2000 was $5,120,000.

     On December 21, 2000, the Company and the Borrower also entered into a $10,000,000 subordinated bridge facility with EnCap Energy Capital Fund III, L.P., which matures on September 18, 2001, subject to two extensions of thirty days each. Initially, $7,500,000 was drawn on the bridge facility and a $1,000,000 commitment fee was paid to the lender. If the remaining $2,500,000 is drawn on the bridge facility, and additional $200,000 in commitment fees will have to be paid. The loan carries a fixed interest rate of 10%, and is secured by a second mortgage on substantially all of the Borrower's oil and gas properties. In addition, the Company agreed to guarantee the indebtedness of the Borrower. The proceeds from the bridge facility were primarily used to purchase and develop the interests acquired in the Ship Shoal 72 Field. The Company intends to make payments through cash flow from operations, by drawing on the Hibernia National Bank facility, or by obtaining additional financing which could include the sale of property interests, additional equity and debt securities, and additional bank financing.

     On April 21, 1999, the Company entered into a loan agreement for non-recourse financing to fund completion, flow line and facility costs of its High Island Block 494 property. The property is security for the loan. Interest is payable at 12% and the lender receives a 2 1/2% overriding royalty interest in the property. For the first three production months, all of the net cash flow from the property was dedicated to payment of principal and interest on the loan. Subsequently, 85% of the net cash flow from the property (assuming production levels of 12.5 MMcf/day) is dedicated to debt service. The well began producing during July 1999. At December 31, 2000, $1,158,000 remains outstanding under this loan.

     Maturity of the non-recourse financing is dependant on production and operating costs as discussed above. Amounts due to the lender under this agreement through December 31, 2000 and 1999, of which $373,000 and $562,000 respectively are included in current maturity of long-term debt in the accompanying balance sheet. Remaining amounts due are entirely dependent on the performance of the related property. The Company estimates the remaining payments of $785,000 will be paid in 2001. This amount is included in long-term debt at December 31, 2000. Changes in estimated production rates and estimated operating costs could cause these estimated payments to change.

                            PETROQUEST ENERGY, INC.

NOTE 5. RELATED PARTY TRANSACTIONS

     In conjunction with the Merger discussed at Note 3, the employees and consultants of Optima were terminated. American had no employees. Its properties (and certain of Optima's properties) were operated by American Explorer, Inc.
(AEI), a corporation owned by two officers of the Company and former members of American. During the transition period, from September 1, 1998 through December 31, 1998, the Company's properties were operated by AEI. The officers of AEI are also the officers of the Company. AEI charged the Company a management and overhead reimbursement fee to cover its costs of services for the Company ($600,000 for the four months ended December, 1998). Of this amount $365,000 was capitalized as part of the acquisition, exploration and development effort (See
Note 2). The remainder is included in general and administrative expense. Beginning January 1, 1999 the Company assumed the operating functions of AEI, whose employees became employees of the Company.

     In 1998, three of the officers of the Company contributed their interests in a lease at the Turtle Bayou Field to the Company in return for a 30% interest after payout of 100% of the related well cost. The Company promoted this interest to industry partners thereby reducing its cost in the well. A producing well was drilled and completed on the lease. No cost was recorded for the contribution of this lease in the accompanying financial statements because it was treated as an ordinary farmout agreement.

     Certain officers and directors and their affiliates are working interest owners in properties operated by the Company and are billed for and pay their proportionate share of drilling and operating costs in the normal course of business.

     During 2000, 1999 and 1998, the Company was charged consulting expenses of $10,000, $143,462 and $124,500, respectively, by companies owned by former directors. Office expense includes $1,662, $18,500 and $51,500 for 2000, 1999 and 1998, respectively, paid to a company owned by a former director.

     During 2000, 1999 and 1998 the Company paid fees of $208,789, $139,001 and $20,480, respectively to Onebane, Bernard, Torian, Diaz, McNamara & Abell to perform various legal services for the Company. A member of the Company's Board of Directors is of counsel with Onebane, Bernard, Torian, Diaz, McNamara & Abell.

NOTE 6. COMMON STOCK AND WARRANTS

     On July 20, 2000, the Company completed a private placement of 4.89 million shares of common stock to accredited investors at a purchase price of $2.50 per share for a total consideration of $12,225,000 before fees and expenses. After fees and expenses, including $644,168 in commissions, proceeds to the Company were $11,294,000. The proceeds were used to build and install production facilities, and for development drilling and completion activities. The issuance of the common stock was exempt from registration under Section 4(2) of the Securities Act of 1933, as amended, and the Company has registered the resale of the common stock with the Securities and Exchange Commission on Form S-3.

     In a private placement during the fourth quarter of 1999, the Company issued 238,500 shares of common stock (with a fair market value $413,000) in exchange for additional working interests in producing properties. The effective date of these acquisitions was June 1, 1999. The net operating income of $89,000 attributable to these interests during the period from the effective date to the closing date was recorded as an adjustment to the purchase price of the properties.

     In August 1999, the Company received the funding of a private placement of 5 million units at a purchase price of $1.00 per unit for a total consideration of $5,000,000 before fees and expenses. Net proceeds of $4,508,000 from sale of the units were allocated between the stock and warrants based on their relative fair market value on the date of the transaction. The proceeds from the private placement were

                            PETROQUEST ENERGY, INC.

used for drilling and exploration costs, delay rentals on oil and gas leases, working capital and general corporate purposes.

     Each unit sold in the private placement consists of one share of the Company's common stock and one warrant exercisable to purchase one-half a share of the Company's common stock. Each warrant is exercisable at any time through the fourth year after issuance to purchase one-half of a share of the Company's common stock at a per share purchase price of $1.25. In addition, the Company issued to the placement agents of the units, warrants to purchase 500,000 shares of the Company's common stock. The warrants received by the placement agents are exercisable at any time for a period of five years to purchase one share of the Company's common stock at a per share purchase price of $1.25 per share.

NOTE 7. INVESTMENT IN OIL AND GAS PROPERTIES

     The following table discloses certain financial data relative to the Company's evaluated oil and gas producing activities, which are located onshore and offshore the continental United States:

              COSTS INCURRED IN OIL AND GAS PROPERTY ACQUISITION,
                     EXPLORATION AND DEVELOPMENT ACTIVITIES
                             (AMOUNTS IN THOUSANDS)

                                                           2000      1999      1998
                                                          -------   -------   -------
Acquisition costs:
  Proved................................................  $ 6,154   $   546   $12,302
  Unproved..............................................    4,670       954     1,060
Exploration costs.......................................    9,625     8,477     2,645
Development costs.......................................   18,000     1,170     4,189
Other costs.............................................    2,523     1,795       438
                                                          -------   -------   -------
Total costs incurred....................................  $40,972   $12,942   $20,634
                                                          =======   =======   =======

     Other costs for the year ended December 31, 2000 include $2,084,000 and $439,000 of capitalized general and administrative costs and interest costs respectively. Other costs for the year ended December 31, 1999 include $1,361,000 and $434,000 of capitalized general and administrative costs and interest costs respectively. Other costs for the year ended December 31, 1998 include $438,000 of capitalized general and administrative costs.

     At December 31, 2000 and 1999, unevaluated oil and gas properties with capitalized costs of $12,431,000 and $5,753,000 respectively, were not subject to depletion. Of the $12,431,000 of unevaluated oil and gas property costs at December 31, 2000, not subject to depletion, $7,566,000 was incurred in 2000 and $4,865,000 was incurred in prior years. Management expects that these properties will be evaluated over the next one to three years.

                            PETROQUEST ENERGY, INC.

NOTE 8. INCOME TAXES

     The Company follows the provisions of SFAS No. 109, "Accounting For Income Taxes," which provides for recognition of a deferred tax asset for deductible temporary timing differences, operating loss carryforwards, statutory depletion carryforwards and tax credit carryforwards net of a "valuation allowance." An analysis of the Company's deferred taxes follows (amounts in thousands):

                                                                DECEMBER 31,
                                                              -----------------
                                                               2000      1999
                                                              -------   -------
Net operating loss carryforwards............................  $ 9,284   $ 6,467
Statutory depletion carryforward............................      441       441
Alternative minimum tax credit..............................       29         4
Temporary differences:
  Oil and gas properties -- full cost.......................   (8,904)   (2,766)
                                                              -------   -------
                                                                  850     4,146
Valuation allowance.........................................       --    (4,146)
                                                              -------   -------
                                                              $   850   $    --
                                                              =======   =======

     For tax reporting purposes, the Company had operating loss carryforwards of $26,525,000 and $18,476,000 at December 31, 2000 and 1999 respectively. If not utilized, such carryforwards would begin expiring in 2009 and would completely expire by the year 2020. The Company had available for tax reporting purposes $1,261,000 in statutory depletion deductions that may be carried forward indefinitely. A valuation allowance was provided as of December 31, 1999 for all the net deferred tax asset as it was deemed more likely than not that it would not be realized given the Company's history of losses. Due to the Company's earnings during the current year and the strong commodity prices expected in the future, management has determined the remaining deferred tax asset will more likely than not be realized, therefore the valuation allowance previously provided was reversed in 2000.

     Income tax expense (benefit) for each of the years ended December 31, 2000, 1999 and 1998 (amounts in thousands) was different than the amount computed using the Federal statutory rate (35%) for the following reasons:

                                                            FOR THE YEAR-ENDED DECEMBER 31,
                                                            -------------------------------
                                                              2000       1999       1998
                                                            ---------   -------   ---------
Amount computed using the statutory rate..................   $ 3,176     $(109)    $(5,658)
Increase (reduction) in taxes resulting from:
State & local taxes.......................................       120        (5)       (185)
Increase (decrease) in deferred tax asset valuation
  allowance...............................................    (4,146)      114       5,916
                                                             -------     -----     -------
Income tax expense (benefit)..............................   $  (850)    $  --     $    73
                                                             =======     =====     =======

NOTE 9. COMMITMENTS AND CONTINGENCIES

     PetroQuest Energy, Inc. f/k/a Optima Energy (U.S.) Corp. v. The Meridian Resource & Exploration Company f/k/a Texas Meridian Resources Exploration, Inc., was filed on February 24, 2000, bearing Civil Action No. 99-2394 of the United States District Court for the Western District of Louisiana. The Company asserts a claim for damages against Meridian resulting from defendant's activities as operator of the Southwest Holmwood property, Calcasieu Parish, Louisiana which resulted in a final judgment of the United States District Court for the Western District of Louisiana ordering cancellation of the parties' productive oil and gas lease and joint exploration agreement with Amoco Production Company, forfeiture

                            PETROQUEST ENERGY, INC.

to two producing wells on the lease and substantial damages against the defendant causing the Company the loss of its investment and profits.

     The Meridian Resource & Exploration Company v. PetroQuest Energy, Inc., was filed on December 17, 1999, bearing Docket No. 996192A of the 15th Judicial District Court in and for the Parish of Lafayette, Louisiana. Meridian asserts that the Company is responsible as an investor under its participation agreement with Meridian for $530,004 of the losses, costs, expense and liability of Meridian resulting from the final judgment that was rendered in favor of Amoco and against Meridian in legal proceedings relative to the Southwest Holmwood Field, Calcasieu Parish, Louisiana in the matter "Amoco Production Company v. Texas Meridian Resource & Exploration Company," bearing Civil Action No. 96-1639 in the United States District Court for the Western District of Louisiana (Civil Action No. 98-30724 in the United States Court of Appeals for the Fifth Circuit). Although the Company accrued $555,000 when the district court decision was rendered against Meridian in December, 1997, the Company denies liability to Meridian for losses sustained by Meridian as operator as a result of the Amoco litigation and is vigorously defending the lawsuit. The plaintiff has withheld $737,620 from production revenues due the Company from other properties and the Company is pursuing recovery of these amounts from Meridian.

     PetroQuest Energy, Inc. and PetroQuest Energy One, L.L.C. v. Schlumberger Technology Corporation, et al, was filed on December 29, 2000, bearing Civil Action No. 00-2823 of the United States District Court, Western District of Louisiana. This matter is a lawsuit filed by the Company's subsidiaries, PetroQuest Energy, Inc., a Louisiana corporation, and PetroQuest Energy One, L.L.C. (now PetroQuest Energy, L.L.C.) seeking to recover cost overruns in the amount of approximately $2,850,000 which were incurred in the completion of the No. 2 Well located at Eugene Island Block 147. The Company asserts that cost overruns were incurred due to the negligence of Schlumberger Technology Corporation.

  Abandonment

     The Company maintains abandonment escrows that have been established for future abandonment obligations of certain oil and gas properties of the Company. The management of the Company believes the escrows will be sufficient to offset those future abandonment liabilities; however, the Company is responsible for any abandonment expenses in excess of the escrow balances. As of December 31, 2000 and 1999, total estimated site restoration, dismantlement and abandonment costs were approximately $12,439,000 and $3,538,000 respectively, net of expected salvage value.

  Lease Commitments

     The Company leases certain office space under operating lease arrangements which require future minimum rental payments of $346,000, $388,000, $324,000 and $313,000 in each of the years 2001 through 2004, respectively. Total rent expense under operating leases was approximately $345,000, $193,000 and $113,000 in 2000, 1999 and 1998, respectively.

NOTE 10. EMPLOYEE BENEFIT PLANS

     In March, 1998, management of the Company, in conjunction with the proposed Merger, adopted a new stock option plan (the "New Plan") which was effective upon the closing of the Merger in order to attract new management and retain key employees. Key employees, including officers (whether or not they are directors), and consultants of the Company and outside directors are eligible to participate in the New Plan. The Company's stock option plans reserved 1,950,000 common shares for issuance. Prior to the Merger, 787,000 common shares had been issued pursuant to the exercise of options granted under previous Plans and options exercisable into 782,500 shares were outstanding, leaving 380,500 options

                            PETROQUEST ENERGY, INC.

available for issuance. Under the New Plan, as amended, 2,400,000 common shares had been allotted and reserved for future issuance.

     On the closing of the Merger, options to purchase a total of 1,052,700 shares of Common Stock were outstanding. Of these options, 500,000 vested immediately on grant, and 512,300 vest one third on each of December 31, 1998, 1999 and 2000.

     Generally, options must be exercised within 10 years of the grant date and may be granted only to employees, directors and consultants. The exercise price of each option may not be less than 100% of the fair market value of a share of Common Stock on the date of grant.

     Upon a change in control of the Company, all outstanding options become immediate exercisable.

     If the compensation cost for the Company's 2000, 1999 and 1998 grants for stock-based compensation plans had been determined consistent with SFAS No. 123, the Company's 2000, 1999 and 1998 net income and basic and diluted earnings per common share would have approximated the pro forma amounts below (in thousands, except per share amounts):

                                                        YEAR ENDED DECEMBER 31,
                                      -----------------------------------------------------------
                                            2000                1999                 1998
                                      -----------------   -----------------   -------------------
                                         AS       PRO        AS       PRO        AS        PRO
                                      REPORTED   FORMA    REPORTED   FORMA    REPORTED    FORMA
                                      --------   ------   --------   ------   --------   --------
Net income (loss)...................   $9,924    $9,112    $ (310)   $ (978)  $(16,240)  $(17,182)
Earnings (loss) per common share
  Basic.............................   $ 0.37    $ 0.34    $(0.01)   $ 0.05   $  (1.20)  $  (1.27)
  Diluted...........................   $ 0.35    $ 0.32    $(0.01)   $(0.05)  $  (1.20)  $  (1.27)

     The contingent stock rights assigned in connection with the Merger are excluded from the calculation of pro forma net loss and loss per share.

     A summary of the Company's stock options as of December 31, 2000, 1999 and 1998 and changes during the years ended on those dates is presented below:

                                                          YEAR ENDED DECEMBER 31,
                                   ----------------------------------------------------------------------
                                           2000                    1999                     1998
                                   ---------------------   ---------------------   ----------------------
                                     NUMBER     WEIGHTED     NUMBER     WEIGHTED     NUMBER      WEIGHTED
                                       OF       AVERAGE        OF       AVERAGE        OF        AVERAGE
                                    OPTIONS      PRICE      OPTIONS      PRICE       OPTIONS      PRICE
                                   ----------   --------   ----------   --------   -----------   --------
Outstanding at beginning of
  year...........................   1,126,200    $0.95      1,052,700    $0.85       1,163,000    $2.73
Granted..........................   1,027,500     2.67        188,000     1.42       1,052,700     0.85
Expired/cancelled/forfeitures....     (24,866)    1.04        (25,500)    0.85      (1,163,000)    2.73
Exercised........................    (266,934)    0.85        (89,000)    0.85              --       --
                                   ----------    -----     ----------    -----     -----------    -----
Outstanding at end of year.......   1,861,900     1.92      1,126,200     0.95       1,052,700     0.85
Options exercisable at
  year-end.......................     800,733     0.97        897,433     0.93         694,100     0.85
Options available for future
  grant..........................     182,166                 584,800                  747,300
Weighted average fair value of
  options granted during the
  year...........................  $     1.99              $     0.47              $      0.58

     The fair value of each option granted during the periods presented is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: (a) divided yield of 0% (b) expected volatility range of 56.99%-59.88%, (c) risk-free interest rate range of 5.39%-6.96%, 5.31%-6.33%
and 5.30% in 2000, 1999 and 1998, respectively, and (d) expected life of 10 years for all grants.

                            PETROQUEST ENERGY, INC.

     The following table summarizes information regarding stock options outstanding at December 31, 2000:

RANGE OF       OPTIONS     WEIGHTED AVERAGE                        OPTIONS
EXERCISE     OUTSTANDING      REMAINING       WEIGHTED AVERAGE   EXERCISABLE   WEIGHTED AVERAGE
PRICE        AT 12/31/00   CONTRACTUAL LIFE    EXERCISE PRICE    AT 12/31/00    EXERCISE PRICE
--------     -----------   ----------------   ----------------   -----------   ----------------
$0.81-$0.94..    681,400      6.45 Years           $0.87           681,400          $0.87
$1.44-$1.88..    498,000      9.68 Years           $1.68           119,333          $1.57
$3.13-$3.44..    682,500        10 Years           $3.15                --             --
               1,861,900      8.62 Years           $1.92           800,733          $0.97

NOTE 11. OIL AND GAS RESERVE INFORMATION -- UNAUDITED

     A majority of the Company's net proved oil and gas reserves at December 31, 2000 have been estimated by independent petroleum consultants in accordance with guidelines established by the Securities and Exchange Commission ("SEC"). Accordingly, the following reserve estimates are based upon existing economic and operating conditions at the respective dates.

     There are numerous uncertainties inherent in estimating quantities of proved reserves and in providing the future rates of production and timing of development expenditures. The following reserve data represents estimates only and should not be construed as being exact. In addition, the present values should not be construed as the current market value of the Company's oil and gas properties or the cost that would be incurred to obtain equivalent reserves.

     The following table (amounts in thousands) sets forth an analysis of the Company's estimated quantities of net proved and proved developed oil (including condensate) and gas reserves, all located onshore and offshore the continental United States:

                                                                       NATURAL
                                                              OIL IN   GAS IN
                                                              MBBLS     MMCF
                                                              ------   -------
Proved reserves as of December 31, 1997.....................    654     2,447
Revisions of previous estimates.............................   (134)     (602)
Extensions, discoveries and other additions.................      5       874
Purchase of producing properties............................     63     8,891
Production..................................................    (84)   (1,049)
                                                              -----    ------
Proved reserves as of December 31, 1998.....................    504    10,561
Revisions of previous estimates.............................    199       128
Extensions, discoveries and other additions.................  1,596     7,257
Purchase of producing properties............................     --        13
Production..................................................   (105)   (2,831)
                                                              -----    ------
Proved reserves as of December 31, 1999.....................  2,194    15,128
Revisions of previous estimates.............................   (760)    6,638
Extensions, discoveries and other additions.................    110     3,476
Purchase of producing properties............................  1,732     8,865
Production..................................................   (161)   (3,972)
                                                              -----    ------
Proved reserves as of December 31, 2000.....................  3,115    30,135
                                                              -----    ------
Proved developed reserves
As of December 31, 1998.....................................    275     7,722
                                                              -----    ------
As of December 31, 1999.....................................    400     6,456
                                                              -----    ------
As of December 31, 2000.....................................  2,355    18,679
                                                              -----    ------

                            PETROQUEST ENERGY, INC.

     The following tables (amounts in thousands) present the standardized measure of future net cash flows related to proved oil and gas reserves together with changes therein, as defined by the FASB. The oil, condensate and gas price structure utilized to project future net cash flows reflects current prices at each year end and has been escalated only where known and determinable price changes are provided by contracts and law. Future production and development costs are based on current costs with no escalations. No future income taxes were included in the computation of standardized measure in 1999 and 1998 because the Company's tax basis in oil and gas properties, along with its other tax preference attributes, net, exceeded pretax estimated discounted future net cash flows. Estimated future cash flows have been discounted to their present values based on a 10% annual discount rate.

STANDARD MEASURE

                                                                       DECEMBER 31,
                                                              ------------------------------
                                                                2000       1999       1998
                                                              --------   --------   --------
Future cash flows...........................................  $391,078   $ 92,788   $ 28,958
Future production and development costs.....................   (66,095)   (33,732)   (14,208)
Future income taxes.........................................   (98,190)        --         --
                                                              --------   --------   --------
Future net cash flows.......................................   226,793     59,056     14,750
10% annual discount.........................................   (48,470)   (15,987)    (3,074)
                                                              --------   --------   --------
Standardized measure of discounted future net cash flows....  $178,323   $ 43,069   $ 11,676
                                                              ========   ========   ========

CHANGES IN STANDARDIZED MEASURE

                                                                YEAR ENDED DECEMBER 31,
                                                              ----------------------------
                                                                2000      1999      1998
                                                              --------   -------   -------
Standardized measure at beginning of year...................  $ 43,069   $11,676   $ 9,057
Sales and transfers of oil and gas produced, net of
  production costs..........................................   (18,492)   (5,472)   (1,752)
Changes in price, net of future production costs............   104,695     7,691    (3,350)
Extensions and discoveries, net of future production and
  development costs.........................................    27,575    25,974       850
Changes in estimated future development costs, net of
  development costs incurred during this period.............     2,801     1,013       237
Revisions of quantity estimates.............................    12,818     2,547    (1,592)
Accretion of discount.......................................     4,307     1,168       906
Net change in income taxes..................................   (78,544)       --        --
Purchase of reserves in place...............................    67,052       179     7,566
Changes in production rates (timing) and other..............    13,042    (1,707)     (246)
                                                              --------   -------   -------
Standardized measure at end of year.........................  $178,323   $43,069   $11,676
                                                              ========   =======   =======

     The weighted average prices of oil and gas used with the above tables at December 31, 2000, 1999 and 1998 were $25.29, $25.21 and $9.84 respectively, per barrel and $10.35, $2.48 and $2.27, respectively, per Mcf. Oil prices have remained relatively stable and natural gas prices have declined almost 50% subsequent to December 31, 2000. Accordingly, the discounted future net cash flows would be decreased if the standardized measure were calculated at a later date.

                            PETROQUEST ENERGY, INC.

NOTE 12. SUMMARIZED QUARTERLY FINANCIAL INFORMATION -- UNAUDITED

     Summarized quarterly financial information is as follows (amounts in thousands except per share data):

                                                            QUARTER ENDED
                                           -----------------------------------------------
                                           MARCH-31   JUNE-30   SEPTEMBER-30   DECEMBER-31
                                           --------   -------   ------------   -----------
2000:
  Revenues...............................  $ 3,151    $ 3,859     $ 6,132        $ 9,419
  Expenses...............................   (2,521)    (2,823)     (3,113)        (4,180)
                                           -------    -------     -------        -------
Net income...............................      630      1,036       3,019          5,239
                                           =======    =======     =======        =======
Earnings per Share:
  Basic..................................  $  0.03    $  0.04     $  0.10        $  0.20
  Diluted................................  $  0.02    $  0.04     $  0.10        $  0.19
1999:
  Revenues...............................  $ 1,237    $ 1,541     $ 2,576        $ 3,253
  Expenses...............................   (1,770)    (2,336)     (2,364)        (2,447)
                                           -------    -------     -------        -------
Net income (loss)........................     (533)      (795)        212            806
                                           =======    =======     =======        =======
Earnings (loss) per Share:
  Basic..................................  $ (0.02)   $ (0.04)    $  0.01        $  0.04
  Diluted................................  $ (0.02)   $ (0.04)    $  0.01        $  0.04

                            PETROQUEST ENERGY, INC.

                          CONSOLIDATED BALANCE SHEETS
                             (AMOUNTS IN THOUSANDS)

                                                               MARCH 31,    DECEMBER 31,
                                                                 2001           2000
                                                              -----------   ------------
                                                              (UNAUDITED)
                                         ASSETS


Current assets:
  Cash and cash equivalents.................................    $  4,424      $  7,549
  Oil and gas revenue receivable............................       7,365         5,148
  Joint interest billing receivable.........................       5,593        10,151
  Other current assets......................................         579         1,432
                                                                --------      --------
          Total current assets..............................      17,961        24,280
                                                                --------      --------
Oil and gas properties:
  Oil and gas properties, full cost method..................     102,929        85,443
  Unevaluated oil and gas properties........................      14,353        12,431
  Accumulated depreciation, depletion and amortization......     (44,826)      (41,530)
                                                                --------      --------
Oil and gas properties, net.................................      72,456        56,344
                                                                --------      --------
Plugging and abandonment escrow.............................         555           495
Other assets, net of accumulated depreciation and
  amortization of $1,019 and $558, respectively.............       1,651         1,953
                                                                --------      --------
          Total Assets......................................    $ 92,623      $ 83,072
                                                                ========      ========

                          LIABILITIES AND STOCKHOLDERS' EQUITY


Current liabilities:
  Accounts payable and accrued liabilities..................    $ 26,421      $ 18,893
  Advances from co-owners...................................       3,801         7,297
  Current portion of long-term debt.........................         145         7,873
                                                                --------      --------
          Total current liabilities.........................      30,367        34,063
Commitments and contingencies...............................          --            --
Current portion of long-term debt expected to be
  refinanced................................................       7,500            --
Long-term debt..............................................       6,695         6,804
Other liabilities...........................................       2,017           749
Stockholders' equity:
  Common stock, $.001 par value; authorized 75,000 shares;
     issued and outstanding 30,617 and 30,256 shares,
     respectively...........................................          31            30
  Paid-in capital...........................................      62,710        62,290
  Other comprehensive income................................          25            --
  Accumulated deficit.......................................     (16,722)      (20,864)
                                                                --------      --------
          Total stockholders' equity........................      46,044        41,456
                                                                --------      --------
          Total liabilities and stockholders' equity........    $ 92,623      $ 83,072
                                                                ========      ========

          See accompanying Notes to Consolidated Financial Statements.

                            PETROQUEST ENERGY, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)
                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                              THREE MONTHS ENDED
                                                                   MARCH 31,
                                                              -------------------
                                                                2001       2000
                                                              --------   --------
Revenues:
  Oil and gas sales.........................................  $12,345    $ 3,099
  Interest and other income.................................      208    $    52
                                                              -------    -------
                                                               12,553      3,151
                                                              -------    -------
Expenses:
  Lease operating expenses..................................    1,248        603
  Production taxes..........................................      262        173
  Depreciation, depletion and amortization..................    3,342      1,100
  General and administrative................................      661        646
  Interest expense..........................................      466         --
                                                              -------    -------
                                                                5,979      2,522
                                                              -------    -------
Income from operations......................................    6,574        629
  Income tax expense........................................    2,433         --
Net income..................................................  $ 4,141    $   629
                                                              =======    =======
Earnings per common share:
  Basic.....................................................  $  0.14    $  0.03
                                                              =======    =======
  Diluted...................................................  $  0.13    $  0.02
                                                              =======    =======
Weighted average number of common shares:
  Basic.....................................................   30,505     24,048
                                                              =======    =======
  Diluted...................................................   32,714     25,514
                                                              =======    =======

          See accompanying Notes to Consolidated Financial Statements.

                            PETROQUEST ENERGY, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)
                             (AMOUNTS IN THOUSANDS)

                                                              THREE MONTHS ENDED
                                                                  MARCH 31,
                                                              ------------------
                                                                2001      2000
                                                              --------   -------
Cash flows from operating activities:
Net income..................................................  $  4,141   $   629
Adjustments to reconcile net income to net cash provided by
  operating activities:
  Deferred tax expense......................................     2,433        --
  Depreciation, depletion and amortization..................     3,342     1,100
  Amortization of debt issuance costs.......................       416        --
  Stock based compensation..................................        --        56
  Derivative mark to market.................................       (55)       --
Changes in working capital accounts:
  Accounts receivable.......................................    (2,216)      288
  Joint interest billing receivable.........................     4,558       841
  Other assets..............................................      (350)      (18)
  Accounts payable and accrued liabilities..................     4,772       909
  Advances from co-owners...................................    (3,496)   (3,157)
  Plugging and abandonment escrow...........................       (60)      (60)
  Other.....................................................       (42)      (35)
                                                              --------   -------
Net cash provided by operating activities...................    13,443       553
                                                              --------   -------
Cash flows from investing activities:
  Investment in oil and gas properties......................   (16,653)   (2,236)
                                                              --------   -------
Net cash used in investing activities.......................   (16,653)   (2,236)
                                                              --------   -------
Cash flows from investing activities:
  Exercise of options and warrants..........................       422       116
  Proceeds from borrowings..................................     1,000     3,100
  Repayment of debt.........................................    (1,337)   (2,772)
  Issue of common stock.....................................        --       (54)
                                                              --------   -------
Net cash provided by financing activities...................        85       390
                                                              --------   -------
Net decrease in cash and cash equivalents...................    (3,125)   (1,293)
Cash balance and cash equivalent, beginning of period.......  $  7,549   $ 3,006
                                                              ========   =======
Cash balance and cash equivalent, end of period.............  $  4,424   $ 1,713
                                                              ========   =======
Supplemental disclosure of cash flow information:
  Cash paid during the period for:
     Interest...............................................  $    271   $    77
                                                              ========   =======
     Income taxes...........................................  $     --   $    --
                                                              ========   =======

          See accompanying Notes to Consolidated Financial Statements.

                            PETROQUEST ENERGY, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. BASIS OF PRESENTATION

     The consolidated financial information for the three month periods ended March 31, 2001 and 2000, respectively, have been prepared by the Company and was not audited by its independent public accountants. In the opinion of management, all adjustments have been made to present fairly the financial position, results of operations, and cash flows of the Company at March 31, 2001 and for all reported periods. Results of operations for the interim periods presented are not necessarily indicative of the operating results for the full year or any future periods.

     Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted. These consolidated financial statements should be read in conjunction with the financial statements and related notes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 2000.

     Unless the context otherwise indicates, any references in this Quarterly Report on Form 10-Q to the "Company" refer to PetroQuest Energy, Inc. (Delaware) and its wholly-owned consolidated subsidiaries, PetroQuest Energy, L.L.C. (a single member Louisiana limited liability company) and PetroQuest Oil & Gas, L.L.C. (a single member Louisiana limited liability company).

     Certain reclassifications of prior year amounts have been made to conform with the current year presentation.

NOTE 2. EARNINGS PER SHARE

     Basic earnings per common share was computed based on the weighted average number of common shares issued and outstanding during the relevant periods. Diluted earnings per common share was computed based on the weighted average number of common shares issued and outstanding plus all potentially dilutive common shares that would have been outstanding in the relevant periods assuming the issuance of common shares for stock options and warrants through the application of the treasury stock method. There were no antidilutive shares for the three-month periods ended March 31, 2001 and March 31, 2000, respectively.

NOTE 3. LONG-TERM DEBT

     On May 11, 2001, the Company and its subsidiary PetroQuest Energy, L.L.C., (the "Borrower") amended its existing credit agreement with Hibernia National Bank to increase its existing $50 million revolving credit facility to $100 million, increase the borrowing base from $14.3 million to $36 million, and add lenders to the facility. The borrowing base availability is $26.4 million as of May 11, 2001 and is subject to quarterly reductions initially set at $4 million commencing July 31, 2001. Outstanding balances on the revolving credit facility bear interest at either the prime rate or the Eurodollar rate plus a margin (based on a sliding scale of 1.375% to 2.125% depending on borrowing base usage). The credit facility matures on June 30, 2004. In addition, the credit facility allows the Borrower to use up to $10 million of the borrowing base for letters of credit for fees of 2% per annum.

     At March 31, 2001, $6,000,000 of the existing credit facility with Hibernia National Bank was outstanding and classified as long-term debt. Also, a $3,000,000 letter of credit was outstanding at March 31, 2001. The unused portion of the existing credit facility at March 31, 2001 was $5,300,000.

     On March 31, 2001, $7,500,000 was outstanding on the bridge facility with EnCap Energy Capital Fund III, L.P., which matures on September 18, 2001, subject to two extensions of thirty days each. However, the outstanding balance was classified as long-term debt as the Company intends to pay off the debt by drawing on the amended credit facility. The loan carries a fixed interest rate of 10%, and is secured by a second mortgage on substantially all of the Borrower's oil and gas properties.

     On April 21, 1999, the Company entered into a loan agreement for non-recourse financing to fund completion, flow line and facility costs of its High Island Block 494 property. The property is security for the loan. Interest is payable at 12% and the lender receives a 2 1/2% overriding royalty interest in the property. The loan agreement requires 85% of the net cash flow from the property (assuming production levels of 12.5 MMcf/day) is dedicated to debt service. At March 31, 2001, $840,456 remains outstanding under this loan.

NOTE 4. NEW ACCOUNTING STANDARDS

     On January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, as amended (SFAS 133) pertaining to the accounting for derivative instruments and hedging activities. SFAS 133 requires an entity to recognize all of its derivatives as either assets or liabilities on its balance sheet and measure those instruments at fair value. If the conditions specified in SFAS 133 are met, those instruments may be designated as hedges. Changes in the value of hedge instruments would not impact earnings, except to the extent that the instrument is not effective as a hedge. At January 1, 2001, the Company recognized a liability of $609,295 before tax, related to costless collars; the cumulative catch-up adjustment was recorded as a charge to other comprehensive income.

     The Company incurred a $158,968 charge to oil and gas revenues during the first quarter as a result of the settlement of costless collars. As of March 31, 2001, the fair value of the open collar contracts was an asset of $94,105. During the quarter, the Company recognized $54,850 in other income related to the collars. The remaining adjustment to the fair value of the collars was recorded in other comprehensive income.

     As of March 31, 2001, the Company had open costless collar contracts with third parties whereby minimum floor prices and maximum ceiling prices are contracted and applied to related contract volumes. These agreements in effect for the remainder of 2001 are for gas volume of 6,000 MMBtu per day at (a weighted average) a ceiling price of $8.93 and floor price of $4.00. The Company had no open oil hedging contracts at March 31, 2001.

NOTE 5. EQUITY

  Other Comprehensive Income

     The following table (in thousands) presents a recap of the Company's comprehensive income for the three-month period ended March 31, 2001:

Net income..................................................  $4,141
Cumulative effect of change in accounting principle, net of
  taxes.....................................................    (383)
Change in fair value of derivative instruments, net of
  taxes.....................................................     408
                                                              ------
Comprehensive income........................................  $4,166

  Common Stock Issue Rights

     Pursuant to the September 1, 1998 merger and reorganization (the "Merger"), the Company issued to the original owners (the "Original Owners") of American Explorer L.L.C. and their respective affiliates, certain of whom currently serve as officers and directors of the Company, 7,335,001 shares of Company Common Stock, par value $.001 per share (the "Common Stock"), and 1,667,001 Contingent Stock Issue Rights (the "CSIRs"). The CSIRs entitle the holders to receive an additional 1,667,001 shares of Common Stock at such time within three years of the anniversary date of the issuance of the CSIRs as the trading price for the Common Stock closes at $5.00 or higher for 20 consecutive trading days. On May 3, 2001 the Common Stock closed higher than $5.00 for the twentieth consecutive trading day, and 1,667,001 shares of Common Stock were issued under the terms of the CSIRs.

     In April 2001, the Original Owners of American Explorer L.L.C. entered into an agreement with an officer of the Company whereby the Original Owners granted to the officer an option to acquire, at a fixed price, certain of the original shares the Original Owners were issued in the Merger. As the fixed price of the April grant was below the market price as of the date of grant, the Company will recognize non-cash compensation expense over the three-year vesting period of the option. In addition, the Original Owners granted to the officer an interest in a portion of the Common Stock issuable pursuant to the CSIRs, if any, that might be issued. This agreement is similar to agreements previously entered into with two other officers of the Company. Non-cash compensation expense will be recognized for the Common Stock issuable pursuant to the CSIRs granted to the three officers over the three-year vesting period based on the fair value of the Common Stock issuable pursuant to the CSIRs in May 2001, when the Common Stock issuable pursuant to the CSIRs was issued to the Original Owners.

                 [INSIDE BACK COVER GRAPHICS AND TEXT TO COME]

------------------------------------------------------
------------------------------------------------------

     WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BY, SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF OUR COMMON STOCK.

                             ---------------------

                               TABLE OF CONTENTS

Prospectus Summary.....................    1
Risk Factors...........................    8
Cautionary Note Regarding
  Forward-looking Statements...........   15
Use of Proceeds........................   16
Capitalization.........................   16
Price Range of Common Stock............   17
Dividend Policy........................   17
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...........................   18
Business...............................   24
Management.............................   29
Principal Stockholders.................   32
Underwriting...........................   34
Legal Matters..........................   35
Experts................................   35
Where You Can Find More Information....   35
Incorporation of Certain Documents by
  Reference............................   36
Index to Consolidated Financial
  Statements...........................  F-1

------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------

                                5,300,000 SHARES

                         [PETROQUEST ENERGY, INC. LOGO]

                                  COMMON STOCK
                              --------------------
                                   PROSPECTUS
                              --------------------

                         JOHNSON RICE & COMPANY, L.L.C.

                                           , 2001

------------------------------------------------------
------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the various expenses, all of which will be borne by us, in connection with the sale and distribution of the securities being registered, other than the underwriting discounts and commissions. All amounts shown are estimates except for the Securities and Exchange Commission registration fee, the NASD filing fee and The Nasdaq Stock Market listing fee.

SEC Registration Fee........................................  $ *
NASD Fee....................................................    *
The Nasdaq Stock Market Listing Fee.........................    *
Transfer agent and Registrar fees...........................    *
Accounting fees and expenses................................    *
Legal fees and expenses.....................................    *
Engineering fees............................................    *
Printing and mailing expenses...............................    *
Miscellaneous...............................................    *
                                                              ---
          Total.............................................  $ *
                                                              ===

---------------

* to be included by amendment.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the General Corporation Law of Delaware, commonly referred to as the DGCL, permits a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action.

     In an action brought to obtain a judgment in the corporation's favor, whether by the corporation itself or derivatively by a stockholder, the corporation may only indemnify for expenses, including attorney's fees, actually and reasonably incurred in connection with the defense or settlement of such action, and the corporation may not indemnify for amounts paid in satisfaction of a judgment or in settlement of the claim. In any such action, no indemnification may be paid in respect of any claim, issue or matter as to which such person shall have been adjudged liable to the corporation except as otherwise approved by the Delaware Court of Chancery or the court in which the claim was brought. In any other type of proceeding, the indemnification may extend to judgments, fines and amounts paid in settlement, actually and reasonably incurred in connection with such other proceeding, as well as to expenses (including attorneys' fees).

     The statute does not permit indemnification unless the person seeking indemnification has acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, in the case of criminal actions or proceedings, the person had no reasonable cause to believe his conduct was unlawful. There are additional limitations applicable to criminal actions and to actions brought by or in the name of the corporation. The determination as to whether a person seeking indemnification has met the required standard of conduct is to be made (i) by a majority vote of a quorum of disinterested members of the board of directors, (ii) by independent legal counsel in a written opinion, if such a quorum does not exist or if the disinterested directors so direct, or (iii) by the stockholders.

     As permitted by the DGCL, our By-laws provide that it will indemnify the directors, officers, employees and agents of ours against certain liabilities that they may incur in their capacities as directors, officers, employees and agents. Furthermore, our Certificate of Incorporation indemnifies the directors, officers, employees, and our agents to the maximum extent permitted by the DGCL. We have also entered into indemnification agreements with its officers and directors providing for indemnification to the maximum extent permitted under the DGCL. We have director and officer liability insurance policies that provide coverage of up to $15.0 million.

ITEM 16. EXHIBITS

        EXHIBIT
          NO.                               DESCRIPTION OF EXHIBIT
        -------                             ----------------------

           1.1(1)        -- Form of Underwriting Agreement

           2.1           -- Plan and Agreement of Merger by and among Optima
                            Petroleum Corporation, Optima Energy (U.S.) Corporation,
                            its wholly-owned subsidiary, and Goodson Exploration
                            Company, NAB Financial L.L.C., Dexco Energy, Inc.,
                            American Explorer, L.L.C. (incorporated herein by
                            reference to Appendix G of the Proxy Statement on
                            Schedule 14A filed July 22, 1998).

           4.1           -- Registration Rights Agreement dated as of September 1,
                            1998 among Optima Petroleum Corporation, Charles T.
                            Goodson, Alfred J. Thomas, II, Ralph J. Daigle, Janell B.
                            Thomas, Alfred J. Thomas, III, Blaine A. Thomas, and
                            Natalie A. Thomas (incorporated herein by reference to
                            Exhibit 99.1 to Form 8-K dated September 16, 1998).

           4.2           -- Form of Warrant to Purchase Shares of Common Stock of
                            PetroQuest Energy, Inc. (incorporated herein by reference
                            to Exhibit 4.1 to Form 8-K dated August 9, 1999).

           4.3           -- Form of Placement Agent Warrant to Purchase Shares of
                            Common Stock of PetroQuest Energy, Inc. (incorporated herein by reference to Exhibit 4.2 to Form 8-K dated
                            August 9, 1999).

           5.1(2)        -- Opinion of Porter & Hedges, L.L.P. with respect to
                            legality of the securities, including consent.

          23.1(2)        -- Consent of Arthur Andersen LLP

          23.2(1)        -- Consent of Ryder Scott Company

          23.3(2)        -- Consent of Porter & Hedges L.L.P. (included in Exhibit
                            5.1).

          24.1(2)        -- Power of Attorney (contained in signature page)

---------------

(1) To be filed by amendment.

(2) Filed herewith.

ITEM 17. UNDERTAKINGS

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (2) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and

     Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

          (3) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (4) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lafayette, State of Louisiana on June 27, 2001.

                                            PETROQUEST ENERGY, INC.

                                            By:   /s/ CHARLES T. GOODSON
                                              ----------------------------------
                                                      Charles T. Goodson
                                              Chairman, Chief Executive Officer
                                                        and Director

                        POWER OF ATTORNEY AND SIGNATURES

     We the undersigned officers and directors of PetroQuest Energy, Inc., hereby, severally constitute and appoint Charles T. Goodson, Michael O. Aldridge and Daniel G. Fournerat each of them singly, our true and lawful attorneys with full power to them and each of them singly, to sign for us and in our names in the capacities indicated below, the registration statement on Form S-3 filed herewith and any and all pre-effective and post-effective amendments to said registration statement and any subsequent registration statement for the same offering which may be filed under Rule 462(b) and generally to do all such things in our names and on our behalf in our capacities as officers and directors to enable PetroQuest Energy, Inc. to comply with the provisions of the Securities Act of 1933, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said registration statement and any and all amendments thereto or to any subsequent registration statement for the same offering which may be filed under Rule 462(b).

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

                      SIGNATURE                            CAPACITY IN WHICH SIGNED           DATE
                      ---------                            ------------------------           ----
               /s/ CHARLES T. GOODSON                  Chairman, Chief Executive Officer  June 27, 2001
-----------------------------------------------------    and Director (Principal
                 Charles T. Goodson                      Executive Officer)

              /s/ ALFRED J. THOMAS, II                 President, Chief Operating         June 27, 2001
-----------------------------------------------------    Officer and Director
                Alfred J. Thomas, II

                 /s/ RALPH J. DAIGLE                   Senior Vice                        June 27, 2001
-----------------------------------------------------    President -- Exploration and
                   Ralph J. Daigle                       Director

               /s/ MICHAEL O. ALDRIDGE                 Senior Vice President, Chief       June 27, 2001
-----------------------------------------------------    Financial Officer, Treasurer
                 Michael O. Aldridge                     and Director (Principal
                                                         Financial and Accounting
                                                         Officer)

                      SIGNATURE                            CAPACITY IN WHICH SIGNED           DATE
                      ---------                            ------------------------           ----

               /s/ DANIEL G. FOURNERAT                 Senior Vice President, General     June 27, 2001
-----------------------------------------------------    Counsel, Secretary and Director
                 Daniel G. Fournerat

               /s/ FRANCISCO A. GARCIA                 Director                           June 27, 2001
-----------------------------------------------------
                 Francisco A. Garcia

              /s/ WILLIAM W. RUCKS, IV                 Director                           June 27, 2001
-----------------------------------------------------
                William W. Rucks, IV

                                                       Director                           June   , 2001
-----------------------------------------------------
                  E. Wayne Nordberg

                                                       Director                           June   , 2001
-----------------------------------------------------
                   Jay B. Langner

                                 EXHIBIT INDEX

        EXHIBIT
          NO.                               DESCRIPTION OF EXHIBIT
        -------                             ----------------------

           1.1(1)        -- Form of Underwriting Agreement

           2.1           -- Plan and Agreement of Merger by and among Optima
                            Petroleum Corporation, Optima Energy (U.S.) Corporation,
                            its wholly-owned subsidiary, and Goodson Exploration
                            Company, NAB Financial L.L.C., Dexco Energy, Inc.,
                            American Explorer, L.L.C. (incorporated herein by
                            reference to Appendix G of the Proxy Statement on
                            Schedule 14A filed July 22, 1998).

           4.1           -- Registration Rights Agreement dated as of September 1,
                            1998 among Optima Petroleum Corporation, Charles T.
                            Goodson, Alfred J. Thomas, II, Ralph J. Daigle, Janell B.
                            Thomas, Alfred J. Thomas, III, Blaine A. Thomas, and
                            Natalie A. Thomas (incorporated herein by reference to
                            Exhibit 99.1 to Form 8-K dated September 16, 1998).

           4.2           -- Form of Warrant to Purchase Shares of Common Stock of
                            PetroQuest Energy, Inc. (incorporated herein by reference
                            to Exhibit 4.1 to Form 8-K dated August 9, 1999).

           4.3           -- Form of Placement Agent Warrant to Purchase Shares of
                            Common Stock of PetroQuest Energy, Inc. (incorporated herein by reference to Exhibit 4.2 to Form 8-K dated
                            August 9, 1999).

           5.1(2)        -- Opinion of Porter & Hedges, L.L.P. with respect to
                            legality of the securities, including consent.

          23.1(2)        -- Consent of Arthur Andersen LLP

          23.2(1)        -- Consent of Ryder Scott Company

          23.3(2)        -- Consent of Porter & Hedges L.L.P. (included in Exhibit
                            5.1).

          24.1(2)        -- Power of Attorney (contained in signature page)

---------------

(1) To be filed by amendment.

(2) Filed herewith.